ANDERSON MORI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN



TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

October 28, 2008

VIA COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U. S. A.

SUPPL

SKY Perfect JSAT Corporation - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect JSAT Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Special Support for the Yubari International Fantastic Film Festival 2008 to Be Held in Yubari, Hokkaido ~Broadcast Screening of Works Shown at the Film Festival~;
2. Personnel Changes at Subsidiaries;
3. Total Registrations and Individual Subscribers as of the end of January 2008;
4. Summary of Business Results for 3Q/FY2007;
5. Revision of Business Forecasts;
6. Absorption Demerger Agreement Signed with Consolidated Subsidiary;
7. Acquisition of Space Communications Corporation Shares;
8. SKY Perfect JSAT Group Financial Summary of 3Q/FY2007 and Business Strategy;
9. Board Member Changes at Opticast Inc. and Opticast Marketing Inc.;

10. Multimedia Broadcast Service "ISDM-Tmm" for Mobile Terminals Field Testing to Start;

11. Personnel Changes at Subsidiaries;

12. Total Registrations and Individual Subscribers as of the end of February 2008;

13. Changes in the Cancellation Procedure of SKY PerfecTV! and e2 by SKY PerfecTV! Subscriptions;

14. Notice regarding the New Directors of Space Communications Corporation;

15. Revision of Business Forecasts (Non-Consolidated);

16. Notice of Revision to the Dividend Forecast for the Fiscal Year ending March 2008;

17. Notice of Elimination of Treasury Stocks;

18. Capital Increase and Business Development Plan of the OptiCast Group;

19. Expansion of Content Delivery Service via Windows Media Center of Windows Vista[R];

20. Fee-Based Content Broadcast Service for Mobile Phones;

21. Making Space Communications Corporation (SCC) a wholly owned subsidiary;

22. Concessions for Victims of a Low-Pressure System in Toyama Prefecture in Relation to March Billing Amounts;

23. Official Website for e2 by SKY PerfecTV! to Go Online on acTVila;

24. "SKY PerfecTV! HIKARI" Service Area Expansion to Detached Homes in Nagoya Areas Serviced by NTT West Corporation;

25. Notice of Formal Decisions on Board Member Changes at Subsidiaries;

26. Organizational Reforms and Personnel Appointments at JSAT;

27. Personnel Changes at SKY Perfect;

28. Brief Description of Extraordinary Report;

29. Brief Description of Annual Securities Report;

30. Brief Description of Quarterly Securities Report; and

31. Annual Report 2008.

If you have any questions or requests for additional information, please do not hesitate to contact Tomoyuki Oka of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1000, facsimile +813-6888-6857). For your

information, the division of the Company in charge of this matter is Public Relations & Investor Relations Dept. (telephone +813-5571-1515, facsimile +813-5571-1702).

Very truly yours,

ANDERSON MŌRI & TOMOTSUNE

By: Tomoyuki Oka
Tomoyuki Oka

Enclosure

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

February 13, 2008
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

<u>Summary of Business Results for 3Q/FY2007</u>

SKY Perfect JSAT Corporation (Headquarters: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") today announced the financial and operational results of SKY Perfect JSAT Corporation for 3Q/FY2007.

Contents:

Notes:

1. These financial results have been extracted and translated from the Japanese "Kessan Tanshin" prepared under accounting principles generally accepted in Japan (Japanese GAAP). Though the Kessan Tanshin is an audited document, this news release is unaudited.
2. This news release contains forward-looking statements based on SKY Perfect JSAT's own projections and estimates. The markets where SKY Perfect JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

I. Financial Highlights

1. Consolidated Financial Highlights

(¥ Million)

Consolidated	9 months period From April 1 2007 till December 31 2007	
	2007	2006
Results of operations:		
Revenues	90,418	–
Operating income	9,605	–
Ordinary income	9,492	–
Net income (loss)	10,919	–
Net income (loss) per share (yen)	3,191.80	–
Net cash from operating activities	43,459	–
Net cash from investing activities	(30,904)	–
Net cash from financing activities	584	–
Total assets	281,915	–
Total equity	173,786	–

II. Results Forecast for SKY Perfect JSAT Corporation

1. Consolidated Forecast

(¥ Million)

	For the year ending March 31, 2008			
	Operating revenues	Operating income	Ordinary income	Net income
Full year	121,000	10,000	10,000	9,000

2. Non-Consolidated Forecast

(¥ Million)

	For the year ending March 31, 2008			
	Operating revenues	Operating income	Ordinary income	Net income
Full year	5,200	3,600	3,500	3,500

3. Dividends per Share

(¥)

	For the year ending March 31, 2008
Interim (Actual)	500.00
Year-end	500.00
Total	1,000.00

III. Summary of Consolidated Financial Statements

(1) Consolidated Balance Sheets

(¥ Million)

	9 months period From April 1 2007 till December 31 2007	
	2007	2006
Assets:		
Current assets	92,769	–
Fixed assets	189,145	–
Total assets	281,915	–
Liabilities and equity:		
Current liabilities	40,418	–
Long-term liabilities	67,709	–
Total liabilities	108,128	–
Shareholders' equity	173,265	–
Valuation and translation Adjustments	(3,046)	–
Stock acquisition rights	62	–
Minority interests	3,504	–
Total equity	173,786	–
Total liabilities and equity	281,915	–

(2) Consolidated Statements of Income

(¥ Million)

	9 months period From April 1 2007 till December 31 2007	
	2007	2006
Revenues	90,418	–
Operating expenses	80,813	–
Operating income	9,605	–
Other income (expenses), net	(112)	–
Ordinary income	9,492	–
Extraordinary gain (loss), net	(1,944)	–
Income (loss) before income taxes and minority interests	7,548	–
Income taxes	(2,869)	–
Minority interests in net income (loss)	(501)	–
Net income (loss)	10,919	–

(3) Consolidated Statements of Cash Flows

(¥ Million)

	9 months period From April 1 2007 till December 31 2007	
	2007	2006
Operating activities:		
Income (loss) before income taxes and minority interests	7,548	–
Depreciation and amortization	11,759	–
Other—net	24,150	–
Net cash from operating activities	43,459	–
Investing activities:		
Payments for time deposits	422	–
Proceeds from (purchases of) short-term investments, net	7,000	–
Proceeds from (purchases of) property and epuiment, net	(24,884)	–
Proceeds from (purchases of) investment securities, net	3,989	–
Proceeds from (purchases of) long-term investments, net	(10,044)	–
Other—net	(7,387)	–
Net cash from investing activities	(30,904)	–
Financing activities:		
Decrease in short-term borrowings, net	(20)	–
Repayments of installment debt	(191)	–
Increase in long-term borrowings, net	5,083	–
Dividends paid	(4,268)	–
Dividends paid to minority shareholders	(18)	–
Net cash from financing activities	584	–
Foreign currency translation adjustments on cash and cash equivalents	(11)	–
Net increase (decrease) in cash and cash equivalents	13,127	–
Cash and cash equivalents at beginning of year	44,583	–
Cash and cash equivalents at end of year	57,710	–

IV. Number of Subscribers

(Thousands)

	1-3Q/ FY2007	1-3Q/ FY2006	Difference
Net addition of total subscribers:	(0)	106	(106)
SKY PerfecTV!	(116)	(22)	(94)
e2 by SKY PerfecTV!*1	90	113	(24)
SKY PerfecTV! HIKARI*2	25	13	12
Other Wired Services	1	2	(1)
Total subscribers at the period-end:	4,230	4,208	22
SKY PerfecTV!	3,569	3,711	(141)
e2 by SKY PerfecTV!*1	564	434	129
SKY PerfecTV! HIKARI*2	56	22	34
Other Wired Services	42	41	0
New individual subscribers:	359	333	26
SKY PerfecTV!	158	205	(47)
e2 by SKY PerfecTV!*1	168	110	58
SKY PerfecTV! HIKARI*2	29	14	16
Other Wired Services	4	5	(1)
Number of individual subscribers' churn:	314	263	51
SKY PerfecTV!	272	235	37
e2 by SKY PerfecTV!*1	36	24	11
SKY PerfecTV! HIKARI*2	3	1	3
Other Wired Services	3	4	(1)
Net addition of individual subscribers:	45	70	(25)
SKY PerfecTV!	(114)	(30)	(84)
e2 by SKY PerfecTV!*1	132	86	47
SKY PerfecTV! HIKARI*2	26	13	13
Other Wired Services	1	2	(1)
Individual subscribers at the period-end:	3,673	3,606	67
SKY PerfecTV!	3,088	3,225	(137)
e2 by SKY PerfecTV!*1	490	319	170
SKY PerfecTV! HIKARI*2	54	21	33
Other Wired Services	42	41	1
Annualized Churn rate of individual subscribers:	11.5%	9.8%	1.7%
SKY PerfecTV!	11.5%	9.7%	1.8%
e2 by SKY PerfecTV!*1	11.2%	11.6%	(0.4%)
SKY PerfecTV! HIKARI*2	11.1%	7.7%	3.4%
Other Wired Services	10.5%	12.1%	(1.6%)

*1 In February 2007, SKY Perfect Communications Inc. changed the name of its CS110 degital broadcasting service from SKY PerfecTV! 110 to e2 by SKY PerfecTV!

*2 In April 2006, SKY Perfect Communications Inc. changed the name of its broadcasting service via FTTH from HIKARI PerfecTV! to SKY PerfecTV! HIKARI. (The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano remain under the name of HIKARI PerfecTV! However, HIKARI PerfecTV! subscriber are counted as SKY PerfecTV! HIKARI subscriber.)

V. Summary of Consolidated Financial Statements
JSAT Corporation & SKY Perfect Communications Inc.

(1) Consolidated Balance Sheets

(¥ Million)

	9 months period From April 1 2007 till December 31 2007	
	JSAT	SKY Perfect Communications
Assets:		
Current assets	45,508	65,742
Fixed assets	122,772	56,675
Total assets	168,280	122,417
Liabilities and shareholders' equity:		
Current liabilities	17,577	28,310
Long-term liabilities	65,334	2,937
Total liabilities	82,912	31,247
Valuation and translation adjustments	(3,060)	(4,238)
Minority interests	209	3,498
Total equity	85,368	91,170
Total liabilities and equity	168,280	122,417

(2) Consolidated Statements of Income

(¥ Million)

	9 months period From April 1 2007 till December 31 2007	
	JSAT	SKY Perfect Communications
Revenues	28,928	67,663
Operating expenses	22,013	64,786
Operating income	6,914	2,876
Other income (expenses), net	2,438	1,696
Ordinary income	7,284	3,020
Extraordinary gain (loss), net	1,198	(2,630)
Income (loss) before income taxes and minority interests	8,483	390
Income taxes	3,753	(2,211)
Minority interests in net income	13	209
Net income (loss)	4,715	2,392

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT Corporation

February 13, 2008
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Revision of Business Forecasts

In light of recent business performance and other factors, SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) has revised its full-year consolidated business results forecasts as well as its non-consolidated business results forecast for the fiscal year ending March 2008 (from April 1, 2007 to March 31, 2008) as follows:

1. Revisions of Consolidated Business Results Forecasts

1) Revisions of Consolidated Business Forecasts

Revision of full-year Business Forecasts for Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Revenues	Operating income	Ordinary income	Interim net income
Previous forecast (A)	121,000	7,000	7,000	9,000
Revised forecast (B)	121,000	10,000	10,000	9,000
Difference (B-A)	–	3,000	3,000	–
Change (%)	–	42.9%	42.9%	–
Business results for the fiscal year ended March 31, 2007	–	–	–	–

2) Reasons of the Revisions

Given that new individual subscriber numbers for SKY Perfect Communications Inc. have been lower than forecast, and that associated subscriber acquisition costs are also lower than original forecast, we have made an upward revision of consolidated Operating Income and Ordinary Income from ¥7 billion original forecast for the current fiscal year to ¥10 billion.

As for consolidated net income, in addition to the above factors, in light of the fact that the loss on revaluation of investments in securities resulting from loss on securities in the 4Q can be recorded and also accounting for the adjustment in corporate taxes, etc made due to the adoption of tax effect accounting, as well as other factors, no revision will be made from the previously issued forecast of 9 billion yen for the full year.

2. Revisions of Non-Consolidated Business Results Forecast

1) Revision of full-year Business Forecasts for Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Revenues	Operating income	Ordinary income	Net income
Previous forecast (A)	5,500	3,900	3,800	3,800
Revised forecast (B)	5,200	3,600	3,500	3,500
Difference (B-A)	-300	-300	-300	-300
Change (%)	-5.6%	-7.7%	-7.9%	-7.9%
Business results for the fiscal year ended March 31, 2007	–	–	–	–

*Regarding the dividend forecast, there is no change to the total annual dividend (1,000 yen/share).

2) Reasons of the Revisions to the Non-Consolidated Business Results Forecasts

For the fiscal year projections of operating results, the previously forecast figures of 5.5 billion yen for revenue, 3.9 billion yen for operating income, 3.8 billion yen for ordinary income and 3.8 billion yen for net income will be revised to 5.2 billion yen, 3.6 billion yen, 3.5 billion yen, and 3.5 billion yen respectively, considering changes in dividend amounts from our consolidated subsidiaries.

* The business and other forecasts contained in this news release reflect management's decisions based on information available at the time of issue and therefore contain considerable uncertainties. Actual results could differ from forecasts due to changes in business conditions and other factors.

---

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790



SKY Perfect JSAT Corporation
News Release

February 13, 2008
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Absorption Demerger Agreement Signed with Consolidated Subsidiary

At a meeting of the board of directors held February 13, 2008, SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito, "SKY Perfect JSAT"), resolved to succeed shares of SKY Perfect JSAT stock owned by consolidated subsidiary JSAT Corporation (Head Office: Minato-ku, Tokyo, President and CEO: Kiyoshi Isozaki, "JSAT") and SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito, "SKY Perfect") via corporate absorption demerger on April 1, 2008. The agreement for absorption demerger has been executed as of today.

Details

1. Purpose of the Demerger

The purpose of the above-mentioned absorption demerger is to concentrate SKY Perfect JSAT stock owned by consolidated subsidiaries to SKY Perfect JSAT as part of the enhancement of the SKY Perfect JSAT Corporation Group capital policy. At the same time it will satisfy requirements under the Company Law (Article 135 Paragraph 3) requiring that parent company stock owned by subsidiaries must be disposed of within an appropriate time.

2. Summary of Demerger

(1) Schedule

February 13, 2008 Absorption demerger agreement approved by board resolution

February 13, 2008 Absorption demerger agreement execution

April 1, 2008 Scheduled demerger date (effective date)

(Due to the fact that this demerger meets the requirements of summary demerger based on the provisions of Company Law Article 784 Paragraph 1 for JSAT and SKY Perfect (the demerged companies), and requirements of simplified demerger based on Company Law Article 796 Paragraph 3 for SKY Perfect JSAT (the successor company), the approval via general shareholders' meeting has been omitted.)

(2) Demerger Method

Absorption demerger in which SKY Perfect JSAT shall be the successor company, while wholly owned subsidiaries JSAT and SKY Perfect shall be the demerged companies.

(3) Allocation of Stock

No stock allocation will take place due to the fact that JSAT and SKY Perfect are wholly owned subsidiaries of SKY Perfect JSAT.

(4) Capital Increase via Succession

The demerger will effect no change in the amount of capital of the successor company.

(5) Treatment of Stock Warrants and Bonds with Stock Warrants Attached of the Demerged Companies

Not applicable.

(6) Projections of Fulfillment of Obligations

SKY Perfect JSAT, the successor company, and JSAT and SKY Perfect (the demerged companies) have determined that there are no problems related to the certainty of the performance of obligations presented after the date of the demerger.

3. Overview of Parties involved in the Demerger (as of September 30, 2007)

(1)Company Name	JSAT Corporation (demerged company)	SKY Perfect Communications Inc. (demerged company)	SKY Perfect JSAT Corporation (successor company)
(2)Business Overview	Network-related services via communications satellite; video-related services	Subscription multichannel Pay TV platform services	Broadcasting; electronic communications; etc.
(3)Date Established	February 1985	November 1994	April 2, 2007
(4)Main Office	Minato-ku, Tokyo	Minato-ku, Tokyo	Chiyoda-ku, Tokyo
(5)Representative	Kiyoshi Isozaki, President & CEO	Masao Nito, President and Representative Director	Masao Nito President and Representative Director
(6)Capital Stock	¥53,769 million	¥50,083 million	¥10,000 million
(7)Total Shares Outstanding	356,418 shares	2,270,365 shares	3,696,037 shares
(8)Total Assets	¥172,238 million	¥126,992 million	¥290,381 million
(9)Total Equity	¥86,796 million	¥93,169 million	¥174,410 million
(10)Fiscal Year End	March 31	March 31	March 31
(11)Major Shareholders and Ownership Ratios	SKY Perfect JSAT Corporation 100%	SKY Perfect JSAT Corporation 100%	Mizuho Trust & Banking Co., Ltd.(Pension trust account for ITOCHU Corporation) 9.4% Sony Broadcast Media Co., Ltd. 7.7% Fuji Television Network, Inc. NTT Communications 7.7% Corporation 7.0% Japan Trustee Services Bank, Ltd. ((Pension trust account for 5.9% Sumitomo Corporation) Nippon Television Network Corporation 5.6% Tokyo Broadcasting System, Inc. 4.6%

4. Summary of Assets Succeeded

(1) Detail of Assets Succeeded

SKY Perfect JSAT stock owned by JSAT and SKY Perfect

(2) Categories and Amounts of Assets to be Succeeded by SKY Perfect JSAT

SKY Perfect JSAT shall succeed all SKY Perfect JSAT stock owned by JSAT and SKY Perfect as stipulated in the absorption demerger agreement executed between SKY Perfect JSAT, JSAT and SKY Perfect on February 13, 2008.

Assets			
Category		No. of Shares	Book Value (¥millions)
JSAT	SKY Perfect JSAT stock	162,882	11,660
SKY PerfecTV	SKY Perfect JSAT stock	111,909	7,446

5. Condition of SKY Perfect JSAT Corporation after Succession

No changes to company name, business lines, head office location, representative, capital stock or fiscal year end will occur as a result of this absorption demerger.

6. Future Outlook of the Demerger

The impact of the announced incidents on the consolidated results of SKY Perfect JSAT is expected to be negligible, and on the non-consolidated results will be provided when it becomes clear.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect JSAT Corporation
News Release


FILE No.
82—5113
SKY Perfect JSAT Corporation

February 13, 2008
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Acquisition of Space Communications Corporation Shares

SKY Perfect JSAT Corporation (Minato-ku, Tokyo; Masao Nito, President and Representative Director; "SKY Perfect JSAT") announces that, on February 13 2008, its board of directors resolved to purchase shares of Space Communications Corporation (Shinagawa-ku, Tokyo; Masuyuki Annen, CEO; "SCC"), making SCC a subsidiary of SKY Perfect JSAT, and it executed Share Transfer Agreement with all shareholders of SCC.

Details

1. Reasons for Share Acquisition

On April 2, 2007 SKY Perfect JSAT was established as a holding company resulting from a management integration via equity transfer between JSAT Corporation (Minato-ku, Tokyo; Kiyoshi Isozaki, President and CEO; "JSAT"), the largest satellite operator/ a leading operator in the Asia-Pacific region, and SKY Perfect Communications, Inc. (Minato-ku, Tokyo; Masao Nito, President and Representative Director; "SKY Perfect"), the largest multi-channel pay TV platform in Japan. The purpose of the business combination was the further expansion of the market for subscription multi-channel broadcasting in Japan, as well as enhancing corporate value through comprehensive expansion via communications/ broadcast integration and management efficiencies.

Since being established in 1985, SCC has been one of the leading satellite broadcasters/ communications operators in the world, and together with JSAT, has been at the forefront of the industry in Japan.

Recently, the broadcast/ communications industry has undergone consolidation and intensified competition that ranges beyond the traditional borders of the industry. Mergers and acquisitions to capture competitive advantage have increased, and the industry has undergone other major changes. Given this environment, the Company's board of directors studied the potential for the integration of the JSAT and SCC satellite businesses, as well as the effects of expected synergies, looking toward securing competitive advantage in the

satellite industry that will serve as the source of investment for promoting expansion strategies in the subscription multi-channel pay TV market, which is a central feature of the SKY Perfect JSAT Group growth strategy. As a result of these deliberations, the Company's board of directors affirmed that such integration would be extremely significant, leading to the above-mentioned resolution.

By converting SCC into a subsidiary and integrating the SCC business into our Group, we expect the SKY Perfect JSAT Group will enjoy the following synergistic benefits. Also, JSAT and SCC will adhere to provide stable and continuing services as before.

(1) Capture an overwhelming lead in the domestic satellite industry and add further strength to the foundation of the satellite business and increase competitive power

As the pace of reorganization among world's satellite operators continues to accelerate, this integration will make JSAT the No. 5 satellite operator in the world, allowing JSAT to capture a superior position in the global competition and to other telecommunication operators, while also enhancing our negotiation power to satellite manufacturers and other related companies and creating new opportunities for joint projects with other satellite operators.

(2) Efficiencies through Horizontal Integration and improve services

SCC and JSAT are engaged in the same business. This integration will allow for operational efficiencies, including staff streamlining and effective assignments, consolidation of and greater efficiency in satellite control functions, optimization of satellite fleet, etc. Also, two companies will endeavor to improve services in the area where satellite has advantages.

(3) Enhanced cash flow generation capacity and 110-degree satellite system serving as a base for realizing the growth potential of subscription multi-channel broadcasting

As a satellite communications operator, SCC has continued to record stable cash flows. Adding these cash flows to the Group business will strengthen the Group's profitability and cash flow generation capacity. Also, by building out 110-degree satellite services (the foundation of the "e2 by SKY PerfecTV!" service expected to drive subscriber growth) within the SKY Perfect JSAT Group, we believe that the Group will be able to realize the greater growth potential of subscription multi-channel broadcasting, which is the central goal of the SKY Perfect JSAT Group.

Reference: SKY Perfect JSAT Group after Acquisition of SCC Shares


SKY Perfect JSAT Corporation
100%
100%
100%*
Sky Perfect Communications Inc.
JSAT
Space Communications Corporation

*Although the Company agreed to acquire 100% of SCC's shares, Mitsubishi Corporation, the largest SCC shareholder, will continue to hold 3% of its current 28.41% ownership of outstanding SCC shares for a period of one year or less. This arrangement is to promote the smooth integration of the two businesses. SKY Perfect JSAT will be able to acquire the remaining 3% outstanding shares at any time within the aforementioned one- year period under the original terms of the acquisition agreement.

2. Overview of SCC (as of December 2007)

(1) Company Name: Space Communications Corporation

(2) Representative: Masuyuki Annen, CEO

(3) Address: Sphere Tower Tennoz, 2-8 Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo

(4) Established: March 22, 1985

(5) Main Business Lines: Dedicated satellite communications services

(6) Fiscal Year End: March

(7) Employees: 174

(8) Main Office: Sphere Tower Tennoz 11F, 2-8 Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo

(9) Capital Stock: ¥20 billion

(10) Total Shares Outstanding: 400,000 shares

(11) Equity Structure and Share Ratio:

Mitsubishi Corporation (28.41%), Mitsubishi Electric Corporation (18.94%), Mitsubishi Heavy Industries, Ltd. (10.00%), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (5.00%), Tokio Marine & Nichido Fire Insurance Co., Ltd. (5.00%), Mitsubishi UFJ Trust and Banking Corporation (5.00%), Mitsubishi Estate Co., Ltd. (5.00%), Meiji Yasuda Life Insurance Company (5.00%), Kirin Holdings Co., Ltd. (5.00%) Other

* As noted in 3. Shares to be Acquired From.

(12) Operating Results for the Most Recent Fiscal Year

(¥ Million)

	FY2005	FY2006
Revenues	17,985 million	17,610 million
Operating income	2,912 million	3,437 million
Ordinary income	2,389 million	3,003 million
Net income	1,008 million	1,816 million

Total assets	49,887 million	59,617 million
Total equity	24,276 million	25,983 million

3. Shares to be Acquired From

Shares to be Acquired From	Number of Shares	Ratio (%)
Mitsubishi Corporation	113,640	28.41
Mitsubishi Electric Corporation	75,760	18.94
Mitsubishi Heavy Industries, Ltd,	40,000	10.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	20,000	5.0
Tokio Marine & Nichido Fire Insurance Co., Ltd.	20,000	5.0
Mitsubishi UFJ Trust and Banking Corporation	20,000	5.0
Mitsubishi Estate Co., Ltd	20,000	5.0
Meiji Yasuda Life Insurance Company	20,000	5.0
Kirin Holdings Co., Ltd.	20,000	5.0
Mitsubishi Materials Corporation	8,000	2.0
Mitsubishi Chemical Corporation	6,000	1.5
Mitsubishi Motors Corporation	6,000	1.5
Mitsubishi Logistics Corporation	4,000	1.0
Asahi Glass Co., Ltd.	4,000	1.0
Nippon Yusen Kabushiki Kaisha	4,000	1.0
Nippon Oil Corporation	2,000	0.5
Mitsubishi Rayon Co., Ltd.	2,000	0.5
Mitsubishi Paper Mills Limited	2,000	0.5
Mitsubishi Gas Chemical Company, Inc.	2,000	0.5
Mitsubishi Plastics, Inc.	2,000	0.5
Nikon Corporation	2,000	0.5
Mitsubishi Aluminum Co., Ltd.	2,000	0.5
P.S.Mitsubishi Construction Co., Ltd.	2,000	0.5
Mitsubishi Cable Industries, Ltd.	1,200	0.3
Mitsubishi Steel Mfg. Co., Ltd.	800	0.2
Mitsubishi Kakoki Kaisha, Ltd.	200	0.05
Mitsubishi Shindoh Co., Ltd.	200	0.05
Mitsubishi Research Institute, Inc.	200	0.05

4. Number of Shares Acquired, Acquisition Cost and Ownership Prior to/ After Acquisition

(1) Share Ownership Ratio before Acquisition 0 shares

(Voting Shares 0 shares; Ownership Ratio 0.0%)

(2) Shares Acquired 400,000 shares

(Voting Shares 400,000 shares; Acquisition Cost ¥ 28,000 million)

(3) Share Ownership Ratio after Acquisition 400,000 shares

(Voting Shares 400,000 shares; Ownership Ratio 100.0%)

5. Schedule

February 13, 2008	Board of Directors' resolution and execution of Share Transfer Agreements
March 31, 2008	Share certificate transfer date (388,000 shares)
By March 31, 2009	Share certificate transfer date (12,000 shares)

6. Future Outlook

SKY Perfect JSAT expects to enjoy the synergistic effects of the integration as noted in this filing; however, we are still investigating quantitative projections of post-integration consolidated operating results as well as the effect on mid-term management plans. We will provide further information when we formally announce our consolidated forecasts for FY 2009.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

February 4, 2008
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Total Registrations and Individual Subscribers as of the end of January 2008

SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") is pleased to announce that SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a 100% owned subsidiary of SKY Perfect JSAT, today released attached news release regarding the number of total registrations and individual subscribers as of the end of January 2008.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1590



SKY Perfect Communications Inc.

News Release


SKY Perfect JSAT
Group

February 4, 2008
SKY Perfect Communications Inc.

Total Registrations and Individual Subscribers as of the end of January 2008

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of January 2008.

New Subscribers	52,625	49,912
Churn	41,571	37,021
Churn Rate*3	11.8%	12.1%
Net Increase	11,054	12,891
Cumulative Total	**4,241,480**	**3,686,002**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	14,314	14,306
Churn	32,849	31,623
Churn Rate*3	11.0%	12.3%
Net Increase	-18,535	-17,317
Cumulative Total	**3,550,907**	**3,070,628**
e2 by SKY PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	35,274	32,472
Churn	7,780	4,466
Churn Rate*3	16.6%	10.9%
Net Increase	27,494	28,006
Cumulative Total	**591,029**	**517,614**
Cumulative Total of DTH Services	**4,141,936**	**3,588,242**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	2,712	2,771
Churn	613	603
Churn Rate*3	13.2%	13.4%
Net Increase	2,099	2,168
Cumulative Total	**57,922**	**56,223**
Other Wired Broadcasting Services*5	Total Subscribers*1	Individual Subscribers*2
New Subscribers	325	363
Churn	329	329
Churn Rate*3	9.5%	9.5%
Net Increase	-4	34
Cumulative Total	**41,622**	**41,537**
Cumulative Total of Wired Broadcasting Services	**99,544**	**97,760**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, and Ena-shi, Gifu, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of January 2008.

SKY PerfecTV! HIKARI	Properties that have approved service provision*6	Properties currently receiving service*7
Number of properties	789	1,839
Number of households*8	93,726	166,513

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

---

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760
e-mail: pr@skyperfectv.co.jp


FILE No.
82—5113
SKY Perfect JSAT
Corporation

SKY Perfect JSAT Corporation
News Release

January 31, 2008
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Personnel Changes at Subsidiaries

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that JSAT Corporation (Head Office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki), and SKY Perfect Communications Inc. (Head Office: MInato-ku, Tokyo; President and Representative Director Masao Nito) its wholly owned subsidiaries, today announced personnel changes. Details of the changes are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

JSAT Corporation
News Release


SKY Perfect JSAT
Group

January 31, 2008
JSAT Corporation

JSAT Announces Personnel Changes

JSAT Corporation (Headquarters: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki) today announced the following personnel changes.

(As of January 31, 2008)

Name	New Post / Status	Previous Post
Tetsuya Okuuchi	Deputy General Manager, Broadcast Business Division	SKY Perfect Communications Inc. (Seconded)

(As of February 1, 2008)

Name	New Post / Status	Previous Post
Tetsuya Okuuchi	OptiCast Marketing Inc. (Seconded)	Deputy General Manager, Broadcast Business Division
Hideto Usa	SKY Perfect JSAT Corporation (Seconded) and SKY Perfect Communications Inc. (Seconded)	SKY Perfect JSAT Corporation (Seconded)

*For inquiries:
JSAT Corporation
Corporate Communication Division
TEL: 03-5571-7778 FAX: 03-5571-1702

SKY Perfect Communications Inc.

News Release


SKY Perfect JSAT
Group

January 31, 2008
SKY Perfect Communications Inc.

Personnel Changes and Organizational Changes

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces the following personnel changes and organizational changes.

【Organizational Changes】

As of February 1, 2008

■Division and reorganization of functions and associated name changes

- The Control & Affiliate Administration Department is created under the Finance & Control Group. The functions of the Corporate Planning Department are partly transferred to the new department. The Corporate Planning Department is renamed the Corporate Strategy Department.
- The Human Resources & General Affairs Department is split into two: the Human Resources Department and the General Affairs Department.
- The Marketing Group is renamed the New Service Development Group. The Logistics Service Department and the Program Information Service Development Department are established.
- The functions of the Direct Sales Department are divided. They are transferred to the Logistics Service Department being created under the New Service Development Group and to the Sales Department II, set up under the Sales Group.

■Changes in control and name

The J League Promotion Department is now placed under the control of the Broadcasting Group and renamed the J League Promotion Department.*1

■Name Changes

New	Old	Remarks
Broadcasting Business Administration Dept.	Business Administration Dept.	Broadcasting Group
Sales Control Dpt.	Sales Control Dept.	Sales Group
Sales Dept. I	Sales Dept.	Sales Group
Broadcasting & Production Technology Dept. *1	Broadcasting & Production Technology Dept.	Technology & Development Group
Platform Systems Dept. *1	Platform Systems Dept.	Technology & Development Group
Information Technology Dept. *1	Information Technology Dept.	Technology & Development Group
Platform Technology Dept. *1	Platform Technology Dept.	Technology & Development Group

【Personnel Changes】

As of January 31, 2008

Name	New Post/Status	Previous Post
Tetsuya Okuuchi	Return to JSAT Corporation	Deputy General Manager, Marketing Dept.

As of February 1, 2008

Name	New Post/Status	Previous Post
Kakuro Eguchi *2	SKY Perfect JSAT Corporation (Seconded from SKY Perfect Communications Inc.), Deputy General Manager, Finance & Control Group, General Manager, Control & Affiliate Administration Dept. and Compliance Committee	SKY Perfect JSAT Corporation (Seconded from SKY Perfect Communications Inc.)
Tetsuo Hori	General Manager, Corporate Strategy Dept., Control & Affiliate Administration Dept. Finance & Control Group, and Compliance Committee	General Manager, Corporate Planning Dept., and Compliance Committee
Masato Ogawa *3	General Manager, Human Resources Dept., Finance & Control Group	General Manager, Human Resources & General Affairs Dept., Finance & Control Group (Seconded from JSAT Corporation)
Hideto Usa *4	General Manager, General Affairs Dept., Finance & Control Group	JSAT Corporation
Yasushi Izumi	General Manager, Sales Dept. II, Sales Group and OptiCast Marketing Inc. (Seconded from SKY Perfect Communications Inc.)	OptiCast Marketing Inc. (Seconded from SKY Perfect Communications Inc.)
Takahito Okunaga	General Manager, Logistics Service Dept., New Service Development Group	General Manager, Direct Sales Dept., Marketing Group
Mamoru Takai	General Manager, Internet & Mobile Businesses Dept., New Service Development Group and General Manager, Program Information Service Development Dept.	General Manager, Internet & Mobile Businesses Dept., Marketing Group

*1 Departments names in Japanese are changed only.

*2 Concurrently serves as General Manager of the Control & Affiliate Administration Department, Corporate Planning & Strategy Division, SKY Perfect JSAT Corporation.

*3 Concurrently serves as General Manager of the Human Resources Department, Corporate Administration Division, SKY Perfect JSAT Corporation.

*4 Concurrently serves as General Manager of the General Affairs & Corporate Branding Department, Corporate Administration Division, SKY Perfect JSAT Corporation.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760
e-mail: pr@skyperfectv.co.jp

SKY Perfect Communications Inc. Organizational Chart (As of February 1, 2008)

Reference


Shareholders' Meeting
Corporate Auditors
Board of Directors
Chairman
Compliance Committee
Internal Audit Department
President
Management Committee
Risk Management Committee
Personal Information Management Committee
Information Security Management Committee
Executive Vice President
Multi-Platform Strategy Committee
Customer Service Committee
A shaded area represents a change included in the organizational changes at this time
Corporate Strategy Dept.
Privacy Compliance Dept.
SKY PerfecTV / Tokyo Media Center Construction Arrangement Dept
Finance & Control Group
Control & Affiliate Administration Dept.
Legal Dept.
Human Resources Dept.
General Affairs Dept.
Finance & Accounting Dept.
Public Relations Dept.
Information Systems Dept.
Broadcasting Group
Broadcasting Business Administration Dept.
Broadcasting Business Planning Dept.
Broadcasting Business Dept.
Content Business Dept.
J.League Promotion Dept.
Communications Group
Customer Service Dept.
Market Analysis Dept.
Advertising & Promotion Dept
Sales Group
Sales Control Dept.
Sales Planning Dept.
Sales Dept. I
Sales Dept. II
New Service Development Group
Service Development Dept.
Logistics Service Dept.
Internet & Mobile Businesses Dept.
Program Information Service Development Dept.
Technology & Development Group
Broadcasting & Production Technology Dept.
Platform Systems Dept.
Information Technology Dept.
Platform Technology Dept.

SKY Perfect JSAT Corporation
News Release


FILE No.
82—5113
SKY Perfect JSAT
Corporation

January 30, 2008
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Special Support for the Yubari International Fantastic Film Festival 2008 to Be Held in Yubari, Hokkaido
~Broadcast Screening of Works Shown at the Film Festival~

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a wholly-owned subsidiary of SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), has announced it will provide special support for the Yubari International Fantastic Film Festival 2008 with broadcast screenings via its broadcasting services of works shown at the film festival. The festival will be held from Wednesday, March 19 through Sunday, March 23 in Yubari, Hokkaido.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect Communications Inc.
News Release


SKY Perfect JSAT
Group

January 30, 2008
SKY Perfect Communications Inc.

Special Support for the Yubari International Fantastic Film Festival 2008 to Be Held in Yubari, Hokkaido
~Broadcast Screening of Works Shown at the Film Festival~

SKY Perfect Communications Inc. (Minato-ku, Tokyo; Masao Nito, President and Representative Director; "SKY Perfect") has announced it will provide special support for the Yubari International Fantastic Film Festival 2008 with broadcast screenings via its broadcasting services of works shown at the film festival. The festival will be held from Wednesday, March 19 through Sunday, March 23, in Yubari, Hokkaido.

The long-running Yubari International Fantastic Film Festival (Yubari Film Festival) has been held in Yubari, Hokkaido since 1990. The festival, which is supported by individuals in the domestic and international film industry, is also internationally recognized for its role as a stepping stone to success for film makers who hope to become movie directors in the future. The film festival screens "Forum Theater " selections that bring together the exhibition works of film creators who show promise to represent Japan in the future, as well as "Off-Theater Competition" selections that have been selected from among all works submitted by general film creators.

SKY Perfect plans to show many of the works screened at the two divisions during the film festival on its SKY PerfecTV! and e2 by SKY PerfecTV! broadcasting services. This new and unprecedented arrangement to broadcast works during the same period they are being screened at a film festival will enable families throughout Japan to watch and enjoy festival selections at home through the broadcasting services of SKY Perfect.

As a digital multi-channel broadcasting platform operator, SKY Perfect seeks to provide contents using various transmission channels that will enable customers to enjoy high-quality contents anytime and anywhere. SKY Perfect decided to offer its special support to the Yubari Film Festival and screen films via its broadcasting services at this time with the hope this will communicate to viewers throughout Japan the excitement of being at the film festival live and the appeal of the exhibited works, and simultaneously demonstrate its support for Yubari's vigorous recovery. SKY Perfect believes this effort will enable it not only to deliver the body of works presented at the Yubari Film Festival to viewers all across Japan, but also to contribute to the creation of contents development opportunities for individuals actually involved in producing films.

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

Following its establishment of "MOGITATE Movie House: SKY PerfecTV! Cine Melon" to broadcast the latest hit movies, masterpieces and limited-release quality art-house movies that are still showing in movie theaters or have just finished their theater runs during the period of time before release on DVD, SKY Perfect will now offer this new viewing venue in conjunction with the film festival. In the future, SKY Perfect will pursue the development of services that further expand the ways in which subscribers can enjoy its broadcasting services, and offer its viewers a rich film life.

◆Summary of the Yubari International Fantastic Film Festival

< Name > Yubari International Fantastic Film Festival 2008

< Organizer > Yubari International Fantastic Film Festival Executive Committee

< Date > Wednesday, March 19, 2008 through Sunday, March 23, 2008 (5 days)

< Venue > The former Yubari Civic Center, Yubari Hotel Shuparo, other sites in Yubari

< Screened works > Approximately 40 films

< Official site > http://yubarifanta.com (for both PC and mobile phones)

◆Broadcasts on SKY Perfect platforms

< Screening selections Number undecided* >

- Forum Theater
- Off-Theater Competition

< Broadcasting services and channels >

- SKY PerfecTV! : Perfect Choice
- e2 by SKY PerfecTV! : Sukachan / HV
- SKY PerfecTV! HIKARI: Perfect Choice

* Broadcasting details and the viewing fees will be announced at a press conference in Sapporo, Hokkaido on Tuesday, February 5, organized by the Yubari International Fantastic Film Festival Executive Committee and published on the SKY Perfect official website.

---

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760
e-mail: pr@skyperfectv.co.jp


SKY Perfect JSAT
Corporation

SKY Perfect JSAT Group Financial Summary of 3Q/FY2007 and Business Strategy

February 14, 2008

SKY Perfect JSAT Corporation

Forward-looking Statements


SKY Perfect JSAT
Corporation

Statements about the SKY Perfect JSAT Group's forecasts, strategies, management policies and objectives contained in this presentation that are not based on historical facts constitute forward-looking statements. These statements are strictly based on management's assumptions, plans, expectations and judgments in light of information currently available. These forward-looking statements, facts, and assumptions, are subject to a variety of risks and uncertainties. Therefore, actual results may differ materially from forecasts. The primary risks and uncertainties currently assumed by the SKY Perfect JSAT Group include, but are not limited to, the following:

<Risks Common to Both JSAT Corporation and SKY Perfect Communications>

Decline in demand for the SKY Perfect JSAT Group's services;

Constraints imposed on the Group's businesses by new or revised laws and regulations relevant to the SKY Perfect JSAT Group's business and operations;

Inability to develop new businesses as planned, or the failure of such businesses to contribute to operating results;

Advances in video and audio compression technologies accompanying the digitization of telecommunications technologies, or by other communications innovations, broadcasting, satellite and other technologies, all of which may affect the Group's operating results;

Inability to realize or develop future strategic partnerships in relevant fields or to create relationships with partner companies as envisioned; and

Changes in economic conditions, such as interest rates or currency exchange rates, affecting the Group's financial condition

<Risks Mainly Related to the JSAT Corporation (JSAT) Business>

Decline in the usage of various services by major customers or volatility in their operating results;

Damage, malfunctions or breakdowns experienced by the SKY Perfect JSAT Group's communications satellites;

Failure to launch satellites or place them in proper orbits; launch delays;

Inability to establish an effective backup satellite system;

Inability to conduct business as planned due to a failure or delay in coordinating orbital slots and communication frequencies at the international level;

Cost of satellites exceeding budgets due to changes in satellite specifications, currency exchange rates, or insurance market conditions;

Inability to obtain insurance policies that are economically viable or that provide coverage for all types of accidents that require insurance;

Failure to realize international business partnerships or failure of such partnerships to generate results as expected;

Inability of businesses operated in the U.S. by significant subsidiaries or affiliates to perform as envisioned due to a failure to meet projected order volume or due to other factors; and

Intensifying competition in Japan, Asia, Europe and the U.S. having an adverse effect on the JSAT Group's financial position or operating results.

<Risks Mainly Related to the SKY Perfect Communications Inc. (SKY Perfect) Business>

Changes in the economic environment in relevant business fields; changes in consumer trends in particular;

Changes in legislation such as laws regarding broadcasting and communications, particularly those laws that restrict the SKY Perfect business or proposals to this effect; new business entry by rival companies; and

Ability to develop and continue to provide programs and services acceptable to subscribers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology fields in particular, and the subjective and dynamic customer preferences in the broadcasting business.

Major Topics of 3Q/FY2007



＜Operations / Financials＞

- Downward revision of forecasts for FY 2007 new subscribers from 570,000 to 490,000.
  Upward revision of forecasts for consolidated Ordinary Income from ¥7billion to ¥10billion.
- Maintain projection for consolidated Net Income forecast as ¥9 billion in consideration of impairment of Investment Securities
- SKY Perfect JSAT will inherit all SKY Perfect JSAT shares owned by subsidiaries through corporate demerger method

＜Acquisition of Space Communications Corporation ("SCC") Shares and Business Strategy of JSAT＞

- SKY Perfect JSAT to purchase shares of SCC, making SCC a wholly owned subsidiary
  → Enhance satellite broadcasting / satellite communication business

＜Business Strategy of SKY Perfect＞

- Boost subscriber acquisition of e2 by SKY PerfecTV!
- Favorable progress of preparations to provide SKY PerfecTV! HD Service

SKY Perfect JSAT Corporation

Financial Summary of 3Q/FY2007

3Q/FY2007: Summary of Consolidated Statements of Income


SKY Perfect JSAT Corporation

(Millions of Yen)

1Q-3Q	SKY Perfect JSAT	JSAT (Consolidated)	SKY Perfect (Consolidated)	Group Consolidated
Revenues	4,898	28,928	67,663	90,418
Operating Income	3,819	6,914	2,876	9,605
Ordinary Income	3,752	7,284	3,020	9,493
Net Income	3,709	4,715	2,392	10,919
Net Income per Share (Yen)	1,003.63	—	—	3,191.80

(Millions of Yen)

EBITDA	20,745
EBITDA Margin(%)	22.9%

[Indicators Related to SKY Perfect Services]

(Thousands)

New Individual Subscribers	359	Churn Rate of Individual Subscribers	11.5%	Net Increase in Individual Subscribers	45
Cumulative Subscribers	4,230	Cumulative Individual Subscribers	3,673		

3Q/FY2007: Breakdown of Revenues by Business Sector


SKY Perfect JSAT Corporation

(Millions of Yen)

	1Q-3Q/FY2006*5	% of total	1Q-3Q/FY2007	% of total
Satellite Broadcasting*1	**69,095**	**79.6%**	**71,345**	**78.9%**
Satellite Communication	**11,691**	**13.5%**	**11,562**	**12.8%**
Wired Broadcasting	**3,308**	**3.8%**	**5,072**	**5.6%**
Other Operations	**2,739**	**3.2%**	**2,437**	**2.7%**
Total Revenues	**86,833**	**100.0%**	**90,418**	**100.0%**

*1 Satellite Broadcasting includes JSAT's broadcasting-related revenues, revenues relating to satellite broadcasting of SKY Perfect (including revenues from proprietary content) and revenues of Data Network Center, PPVJ, Samurai TV, eTEN, and Multi Channel Entertainment.
*2 Satellite Communications includes JSAT's communications-related operating revenues and operating revenues of Satellite Network and JSAT International.
*3 Wired broadcasting includes wired broadcasting-related revenues of SKY Perfect and operating revenues of OptiCast and Cable television Adachi.
*4 Main elements of Other operations consists of advertising revenue for SKY Perfect, operating revenue related to JSAT's controlling services, and operating revenues of SKY Perfect Well Think and SKY Perfect Mobile.
*5 The details for FY2006 are estimates for comparative purposes, and have not been audited.

3Q/FY2007: Consolidated Operating Results


SKY Perfect JSAT Corporation

(Millions of Yen)

Company Name	JSAT	SKY Perfect	JSAT Int'l	Satellite Network	DNCC	PPVJ	OptiCast	Cable television Adachi	SKY Perfect Well Think	SKY Perfect JSAT	Group Consolidated
Major Area of Business	Satellite communications	Broadcasting platform	Satellite communications	Satellite communications	Customer management	Broadcasting	Content distribution service	Cable television	Content development and investments	Holding company	
% of Equity Held by SKY Perfect JSAT	100.0	100.0	100.0	92.0	51.0	85.0	100.0	77.3	100.0	-	-
Revenues	25,303	58,141	1,406	3,441	12,896	9,228	3,062	2,564	522	4,898	90,418
Operating Income	5,902	5,571	689	268	454	86	(3,606)	458	(47)	3,819	9,605
Ordinary Income	6,323	6,460	653	270	457	86	(3,625)	464	(265)	3,752	9,492
Net Income	3,902	(5,008)	421	168	262	81	(2,935)	268	(226)	3,709	10,919

*1 Other includes SKY Perfect Mobile, Inc., Multi Channel Entertainment Inc., eTEN, Inc. and OptiCast's subsidiaries, namely OptiCast Marketing Inc. and Information Network Koriyama Inc. (15 consolidated subsidiaries in total)

*2 The company accounts for 5 equity method companies, including System Create Inc., J SPORTS Broadcasting Corporation and Nikkatsu Corporation. (except 4 content production communities)

FY2007
Revised Forecast Projections


SKY Perfect JSAT Corporation

(Millions of yen)

SKY Perfect JSAT Consolidated <Full Year>	FY 2006 Actual (Pro-Forma Consolidation)	FY 2007 Forecast		
		Prior Forecast	Revised Forecast	Difference
Revenues	116,951	121,000	121,000	-
Operating Income	12,519	7,000	10,000	+3,000
Ordinary Income	12,916	7,000	10,000	+3,000
Net Income	4,135	9,000	9,000	-

* SKY Perfect JSAT Corporation full-year operating projections have changed as follows (Operating Revenue of ¥5.5 billion→¥5.2 billion; Operating Income of ¥3.9 billion→¥3.6 billion; Ordinary Income of ¥3.8 billion→¥3.5 billion; Net Income of ¥3.8 billion→¥3.5 billion).

Reference: Forecast for SKY Perfect's Subscribers and Churn Rate

	FY 2006 Actual	FY 2007 Prior Forecast	FY 2007 Revised Forecast
New Individual Subscribers (Thousands)	457	570	490
Churn Rate (%)	10.2%	11.5%	12.0%
Net Increase in Individual Subscribers (Thousands)	93	144	52
Individual Subscribers: at the End of Year (Thousands)	3,628	3,772	3,680
Total Registrations: at the End of Year (Thousands)	4,231	4,375	4,238

breakdown (of New Individual Subscribers, FY 2007):

- スカパー! SKY PerfecTV! 250,000 → 200,000
- e2 by スカパー! e2 by SKY PerfecTV! 280,000 → 250,000
- スカパー!光 SKY PerfecTV! HIKARI 40,000 (total wired services)

3Q/2007: Summary of Consolidated Balance Sheets


SKY Perfect JSAT Corporation

(Millions of Yen)

	JSAT (Consolidated)	SKY Perfect (Consolidated)	SKY Perfect JSAT (Consolidated)
Current Assets	45,508	65,742	92,769
Fixed Assets	122,772	56,675	189,145
Total Assets	168,280	122,417	281,915
Current Liabilities	17,577	28,310	40,418
Fixed Liabilities	65,334	2,937	67,709
Total Liabilities	82,912	31,247	108,128
Common Stock	53,769	50,083	10,000
Capital Surplus	21,278	41,626	172,381
Retained Earnings	13,171	200	10,049
Treasury Stock	—	—	(19,165)
Total Shareholders' Equity*	88,219	91,910	173,265
Valuation and Translation Adjustments	(3,060)	(4,238)	(3,046)
Minority Interests	209	3,498	3,504
Total Net Assets	85,368	91,170	173,786
Total Liabilities and Net Assets	168,280	122,417	281,915

*SKY Perfect JSAT resolved to succeed shares of SKY Perfect JSAT stock owned by JSAT and SKY Perfect via corporate demerger on April 1, 2008.

3Q/2007: Summary of Consolidated Cash Flows


SKY Perfect JSAT Corporation

(Millions of Yen)

SKY Perfect JSAT (Consolidated)	FY07/1–3Q
Net Cash From Operating Activities	43,459
Net Cash From Investing Activities	(30,904)
Net Cash From Financing Activities	584
Effect of Exchange Rate Changes	(11)
Net Increase (Decrease) in Cash and Cash Equivalents	13,127
Cash and Cash Equivalents at Beginning of Fiscal Year	44,583
Cash and Cash Equivalents at the End of Fiscal Year (A)	57,710
Marketable Securities at the End of Fiscal Year (B)	27,875
Total Fund at the End of Fiscal Year (C=B+A)	85,586

Balance of Debt at the End of Fiscal Year (D)	68,859
Net Debt at the End of Fiscal Year (D-C)	(16,727)

Number of New Subscribers



SKY Perfect JSAT Corporation
(Thousands)
World Cup
134
2
39
89
94
2
33
54
106
2
37
62
124
2
7
47
68
128
1
10
51
66
113
2
9
54
49
118
1
63
43
06/1Q
06/2Q
06/3Q
06/4Q
07/1Q
07/2Q
07/3Q
SKY PerfecTV!
e2 by SKY PerfecTV!
SKY PerfecTV! HIKARI
Other Wired Services

3Q/2007: Annualized Individual Churn Rate


SKY Perfect JSAT Corporation

	1Q	2Q	3Q	4Q	Full-Year
FY2005	8.3%	8.3%	8.8%	9.0%	8.6%
FY2006	9.0%	9.9%	10.5%	11.3%	10.2%
FY2007	11.6%	10.7%	12.0%		E12.0%


Individual Churn Rate
14%
12%
10%
8%
6%
4%
2%
0%
11.9%
11.9%
11.1%
11.2%
10.5%
10.6%
12.9%
11.6%
11.5%
12.1%
World Cup
Season-end of professional baseball
Fiscal year-end
FY2006
FY2007
Apr
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.

Average Revenues per User (ARPU) (SKY PerfecTV*!* and e2 by SKY PerfecTV*!*)


SKY Perfect JSAT Corporation

Subscription Fee Per Subscriber

(Yen)

	06/1Q	06/2Q	06/3Q	06/4Q	07/1Q	07/2Q	07/3Q
Total	3,412	3,388	3,358	3,317	3,342	3,351	3,322
Revenue from SKY Perfect's own content	175	153	169	170	163	144	150
PPV subscription fee	233	244	229	210	206	214	203
Monthly subscription fee	2,614	2,601	2,569	2,547	2,583	2,602	2,579
Basic fee	390	390	390	390	390	390	390

Subscriber-related Revenues per Subscriber

(Yen)

	06/1Q	06/2Q	06/3Q	06/4Q	07/1Q	07/2Q	07/3Q
Total	1,374	1,351	1,353	1,335	1,346	1,331	1,330
Revenue from SKY Perfect's own content	175	153	169	170	163	144	150
PPV subscription fee	40	41	39	36	35	36	34
Monthly subscription fee	769	767	755	739	758	761	756
Basic fee	390	390	390	390	390	390	390

Subscriber Acquisition Cost (SAC) (SKY PerfecTV! and e2 by SKY PerfecTV!)


SKY Perfect JSAT Corporation

Total SAC


(Millions of Yen)
11,214
(Not including free content 9,452)
10,767
1,762
4,268
2,059
3,125
4,626
2,937
3,205
FY06/1-3Q
FY07/1-3Q
Expenses relating free broadcasting
Advertising expenses
Promotional expenses
Sales incentives

SAC per Subscriber


(Yen)
30,047
33,092
13,568
6,546
9,933
14,216
9,025
9,851
FY06/1-3Q
FY07/1-3Q


Advertising expenses
Promotional expenses
Sales incentives

*1 Expenses incurred at SKY Perfect and SKY Perfect Marketing.
*2 Advertising expenses exclude public relations expenses
*3 Expenses related to free broadcasting is excluded from SAC per subscriber


SKY Perfect JSAT
Corporation

Acquisition of SCC and Business Strategy of JSAT

Summary of the Acquisition


SKY Perfect JSAT Corporation

Acquisition of Space Communications Corporation ("SCC") Shares

1. Shares Acquired: 400,000 shares
2. Acquisition Cost: ¥ 28,000 million (¥ 70,000/share)
3. Shares to be Acquired From: Mitsubishi Corporation, Mitsubishi Electric Corporation, etc. 28 companies in total
4. Share Certificate Transfer Date: March 31, 2008*


SKY Perfect JSAT Corporation
100%
100%
100%*
SKY PerfecTV!
JSAT
Space Communications Corporation

* Mitsubishi Corporation, the largest SCC shareholder, has agreed to maintain ownership of 3% of Space Communication shares for a certain period of time in order to facilitate the rapid realization of the synergies, as well as the smooth integration of our businesses. At the stage where certain progress is made toward the realization of integration effects, SKY Perfect JSAT plans to acquire remaining 3% shares owned by Mitsubishi Corporation.

History of the SKY Perfect JSAT Group


SKY Perfect JSAT Corporation

1994
Establishment of a Planning company of PerfecTV Corporation
1996
Establishment of Japan Sky Broadcasting Co., Ltd. ("JSkyB")
1998
Merger
SKY PerfecTV!
2000
Migration of DIRECTV Japan subscribers at the termination of its services
2004
Merger with Plat One Corp., Ltd.
2007
Integration
SKY Perfect JSAT Corporation
2008
To be wholly owned by acquisition of shares
1985
Establishment of Japan Communications Satellite Company, Inc
1985
Establishment of Satellite Japan Corporation
1993
Merger
Japan Satellite Systems Inc.
JSAT
2000
Received NTT DoCoMo Inc.'s ownership interest in N-STARa and N-STARb.
1985
Establishment of Space Communications Corporation
Space Communications Corporation

Group Strategy and Benefits of the Acquisition


SKY Perfect JSAT Corporation

	SKY PerfecTV!		JSAT / Space Communications Corporation	
Description of Business	Multiplatform Business ■ SKY PerfecTV! HIKARI ■ IP broadcasting, VOD ■ Mobile	Satellite Broadcasting Business Platform Business ■ SKY PerfecTV! ■ e2 by SKY PerfecTV!	Satellite Broadcasting Business Satellite Business ■ 124/128 ■ 110	Satellite Communication Business ■ Domestic communication ■ Global ■ Public ■ Mobile
Positioning	Growth strategy leveraging DTH business	Expanded profitability as core business		Generation of stable profit
Group Strategy	"Aggressive Investment Area" to realize the greater growth potential of subscription multi-channel broadcasting		"Profit Maximization Area" through overwhelming lead in the domestic satellite industry and business efficiency	

Concentrate management resources on further growth of the group

Synergistic Benefits

1. Capture an overwhelming lead in the domestic satellite industry and add further strength to the foundation of the satellite business and increase competitive power
2. Efficiencies through Horizontal Integration and improve services
3. Enhanced cash flow generation capacity and 110-degree satellite system serving as a base for realizing the growth potential of subscription multi-channel broadcasting

Synergy (1)
- Further Enhancement of Satellite Business


SKY Perfect JSAT Corporation

As the trend of reorganization among world's satellite carriers continues to accelerate, clear distinction is made between top tier satellite carriers and others.
JSAT's superior position in the Asian markets and making the company as the No. 5 satellite carrier in the world will lead to following benefits;

- Competitive power over the global competitors or communication infrastructure operators
- Enhanced bargaining power towards satellite manufacturers, rocket companies and insurance companies
- New opportunities for joint projects with other top satellite carriers (Examples of joint projects: Horizons satellite in the North America with Intelsat, Joint satellite in the Indian Ocean)

Worldwide Communications Satellite Operators (Source: SPACE NEWS)



(FY 2006) (USD in millions)

No.	Satellite Operator	Sales
1	Intelsat	2,100
2	SES	1,900
3	Eutelsat	1,050
4	Telesat Canada	411
5	JSAT	326
6	Star One SA	196
⋮		
8	Loral Skynet	164
⋮		
11	SCC	151

2007 Autumn
2008 Spring

(After the transaction(Sum of the companies)) (USD in millions)

No.	Satellite Operator	Sales
1	Intelsat	2,100
2	SES	1,900
3	Eutelsat	1,050
4	Telesat + Loral	575
5	JSAT + SCC	477
6	Star One SA	196
⋮		

Synergy (2)
- Efficiencies through Horizontal Integration and Improve Services


SKY Perfect JSAT Corporation

2009/3 | 2010/3 | 2011/3 | 2014/3

1. Short Term (~2009/3)
operational efficiencies, including staff streamlining and effective assignments throughout the group

2. Mid Term (~2011/3)
- Consolidation of and greater efficiency in satellite control functions
- Consolidation of and greater efficiency in services(equipments / operations)

3. Long term (2012/3 ~)
- Optimization of satellite fleet



- Promote incremental and continuous operating effectiveness to strengthen the competitive edge (Expand service menus)
- Improve service and strengthen sales in niche satellite-superior areas; such as "digital-divides", governments, mobiles, etc.
- Maximize stable profit and cash flow

Synergy (3)
- Enhanced Cash Flow Generation Capacity


SKY Perfect JSAT Corporation


Sales (FY2007 E)
(JPY in million)
150,000
100,000
50,000
0
SKY Perfect JSAT Group
SCC
New SKY Perfect JSAT Group (Sum of the companies)
Operating Income / EBITDA (FY2007 E)
(JPY in million)
40,000
20,000
0
SKY Perfect JSAT Group
SCC
New SKY Perfect JSAT Group (Sum of the companies)

Invest aggressively in multi-channel pay TV business to realize the growth potential leveraging the stable profit / cash flows from the satellite business

- Acquisition of new subscribers
- Investment in HD transition, promotion・・・・

(Reference) Satellite Fleet Status After the Acquisition

SKY Perfect JSAT Corporation



Horizons-2
(74° W)
Successful launch
on December 22, 2007
Horizons-1
(127° W)
36,000km
Superbird A
(158° E)
Superbird B2
(162° E)
JCSAT-1B
(150° E)
JCSAT-2A
(154° E)
Superbird C
(144° E)
JCSAT-4A
(124° E)
JCSAT-3A
(128° E)
JCSAT-R
(Backup)
JCSAT-5A
(132° E)
N-SAT-110
(110° E)
*JCSAT-110
*Superbird D
Joint satellite
between JSAT and SCC


SKY Perfect JSAT Corporation

Satellite Launch Schedule

Summer 2008	Superbird C2
Early 2009	Intelsat-15 (Covers / Partly covers Asia, Indian Ocean, Middle East)
Summer 2009	JCSAT-12号 (Backup satellite)
2011	JCSAT-110R (Backup satellite for JCSAT-110)

Entered into Basic Agreement with BROADCASTING SATELLITE SYSTEM CORPORATION (B-SAT)

2011： Launch of joint satellite (BS/CS Hybrid) with B-SAT (JCSAT-110R： Backup satellite for JCSAT-110)

⇒ Provide stable and reliable service for "e2 by SKY PerfecTV*!*", a growing 110-degree CS digital service




SKY Perfect JSAT
Corporation

Business Strategy of SKY Perfect

Positioning of Satellite Broadcasting Service


SKY Perfect JSAT Corporation

<Platform>


Core Segment
Mass-Market Segment

SKY PerfecTV!:
Content-Sensitive Segment


SKY PerfecTV!

- Plentiful options of channels and categories
- Enhancement of HD channels (FY2008-2009)
- Launch of highly functional tuner (FY2009-)

→ Improve ARPU

e2 by SKY PerfecTV!:
General / Family Segment

- No dedicated tuners nor antennas needed
- Remote controllers common with terrestrial and BS digital
- Categories suitable for the entrance to multi-channel

→ Boost acquisition of subscribers with lower SAC

<Satellite>

JCSAT-3A JCSAT-4A	N-SAT-110
Held by JSAT	Jointly held by JSAT and SCC

Acquisition of SCC leads to:

1. Leverage the increased cash flows to enhance the satellite broadcasting market
2. All communication satellites to be owned by SKY Perfect JSAT Group
3. Establish complete backup systems for 110-degree satellites in 2011

e2 by SKY PerfecTV! -Highlights


SKY Perfect JSAT Corporation

<Highlights>

- Incorporate tuner into digital TV.
  After the bonus sales season, '08 Beijing Olympics add momentum.
- Step up advertising campaign using popular "WaT" singing duo
- Implement continued promotional campaigns for 16-day free trial, antenna support
- HD Channel
  - Four channels at end of Jan. '08
  - Launch "Fuji Television CSHD" in April 2008; add two channels ("Movie Plus" and "LaLa TV"). Expand to total of seven channels.


(Thousands of Contracts)
<New Individual Contracts>
35
30
25
20
15
5
0
Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar.
World cup in Germany
Enhanced promotional campaigns for 16 day free trial
FY05 FY06 FY07

SKY PerfecTV! - Highlights




SKY PerfecTV!
SKY Perfect JSAT Corporation

<Highlights>

- Forecast a net reduction in subscribers for FY 2007 (HD service planned for launch during Fall
- Push for local area marketing, focused on around J League and Pro Baseball
- "Valuable/ Select 15" combination and Soccer package discount promotion in cooperation with WOWOW
- Expansion of cross-channel advertising focusing on content

  January "R35 Festival"

  February "Hanryu Festival"

  March "Jump Festival"

(Thousands of contracts)



<New Individual Contracts>
35
30
25
20
15
10
5
0
Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar.
FY06 FY07

SKY PerfecTV*!* - HD Service


SKY PerfecTV!
SKY Perfect JSAT Corporation

<HD Service Launch Schedule>

Phase Ⅰ: Autumn 2008 (target)
- About 10 channels, mainly PPV (Movie, Soccer, Adult) and premium
- Introduce HD receiver (terrestrial digital tuner included; HDMI interface; DLNA interface; Ethernet communications compatible)

Phase Ⅱ: Autumn 2009 (target)
- Add about 40 channels, mainly basic
- Set up "HD Basic Pack"
- Introduce high-function HD receiver

About 50 channels in total planned for offer

- ■ Studying business models incorporating revenue sharing via Broadcaster (subsidiary of SKY Perfect) in order to conduct flexible business development
- ■ Presently, about 90 channels are hoping to enter HD service.
- ■ Studying "product development matching customer needs"

→Position "SKY PerfecTV*!*" as a premium service, and "e2 by SKY PerfecTV*!*" as an entry-level service to attract the general consumer segment to expand DTH in the aggregate


<Revenue Sharing Method>
Broadcasters
Programming Fees
Subscription Fees
Broadcaster (Subsidiary of SKY Perfect)
HD Broadcast Fees/ HD Service Commissions
Transponder Fees
SKY Perfect
JSAT

Second Cooperative Package with WOWOW


WOWOW
Ch.330
SKY PerfecTV!


SKY Perfect JSAT Corporation

Start discount combination package:"SKY PerfecTV! Valuable Pack" and "SKY PerfecTV! Select 15."

- ○ Sales started February 1 (Friday)
- ○ Customers viewing "Valuable Pack" / "Select 15" on SKY PerfecTV! are eligible to view WOWOW for an additional monthly fee of ¥1,680.

"SKY PerfecTV! Valuable Pack" (¥3,500/ month) +**WOWOW**


スカパー! よくばりパック

Regular WOWOW fee of ¥2,100/ month reduced to **¥1,680/month**

"SKY PerfecTV! Select 15" (¥2 800/month) + **WOWOW**

Regular WOWOW fee of ¥2,100/ month reduced to **¥1,680/month**



©A.M.P.A.S.®

"Exclusive live broadcast! 80th Annual Academy Awards"
February 25 (Mon.) 9:50 a.m.
Live from the "Los Angeles Kodak Theater"
Simultaneous translation
February 25 (Mon.) 9:00 p.m.
Repeat broadcast, subtitled

JEFF KRAVITZ/FILM MAGIC

「THE POLICE LIVE IN CONCERT」
February 23 (Sat.) 8:00 p.m.

League Season Opening


J.LEAGUE
×
SKY PerfecTV!

Catch phrase for this second broadcast season:

Let's Go "Away" Games with SKY PerfecTV!

J1/J2 Leagues to open 2008/2009 Season on March 8

<2008/2009 Season Broadcast Overview>

- This season (second year broadcast) is scheduled to broadcast all 306 J1 League games, all 315 J2 League games, and two cross-over games, for a **total of 623 games**

<J.League Broadcast Features>

①SKY PerfecTV! as part of your hometown lifestyle

Implement advertisements more closely tied in with local community.

② Scheduled to broadcast all J1 games in HD in conjunction with SKY PerfecTV! HD broadcast launch (planned for Autumn 2008)

③ Build out video for Internet and mobile

<SKY PerfecTV! >

*same for SKY PerfecTV! HIKARI

J.League Live DX	¥2,980 (including tax)/ month
J1 Live	¥2,580 (including tax)/ month
J2 Live	¥2,500 (including tax)/ month

<e2 by SKY PerfecTV!>

J.League Selection	¥2,500 (including tax)/ month

Yubari International Fantastic Film Festival 2008



SKY PerfecTV!
SKY Perfect JSAT Corporation

Special cooperation with the "Yubari International Fantastic Film Festival 2008."
First-ever in Japan: Satellite broadcast services for Yubari International Fantastic Film Festival entries!

<Yubari International Fantastic Film Festival 2008>

Festival Dates: March 19 (Wed.) through March 23 (Sun.) 2008

Festival Location: Throughout Yubari City, Hokkaido

Screening Categories: Invited films, Forum Theater, Off Theater Competition

Films Screened: Approximately 50 films

<Satellite Screening Overview>

Satellite Screening:
"Forum Theater Category" A collection of creator submissions;
"Off Theater Competition Category" Works selected from general creator submissions



"Yubari International Fantastic Film Festival 2008" press conference (Sapporo City, Hokkaido, Feb. 5, 2008)

Viewer Fees:

"SKY PerfecTV!" Perfect Choice (Ch. 174)

Product Name: Yubari International Film Festival 2008 Viewer Pass
Series Fee (PPS) allowing access to all submissions: ¥1,050 including tax
(sales period Feb. 15 through Mar. 22)
Fees for single movies/ compositions: ¥315/ including tax

"e2 by SKY PerfecTV!" Sukachan/ Hi-Vision (Ch. 800)

Product Name: Yubari International Film Festival 2008 Ticket
Fee: ¥735/ including tax (sales period: Feb. 15 through Mar. 24)
Access to 13 Forum Theater films; 12 Off Theater films. Not all movies available in Hi- Difinision.

Customer Service Initiatives & Newsletter Renewal


SKY Perfect JSAT Corporation

Customer Service Initiatives

- Reassuring Support Services　Implemented January 08
  (SKY PerfecTV! / e2 by SKY PerfecTV!)
  - Established support desk for current subscribers in order to prevent contract cancellations due to moving or malfunction.
    - "Moving Support" ･･･ Remove antenna and tuner from old location/ Reinstall antenna and tuner in new location when customer moves.
    - "Viewing Trouble Support" ･･･ Service for diagnosing signal receiving problems, laying lines, making adjustments, etc.
  - Clearly identify installation fees as total of service call cost + basic labor cost + optional costs.
- Begin accepting cancellations via telephone　starting mid-February 2008
  (SKY PerfecTV! / e2 by SKY PerfecTV!)
  - Eliminate paper cancellation forms. Transition to call center format.
  - Eliminate satellite mail notices. Transition to notices delivered by regular mail

  → In February, around 12,000 extra cancellations are expected by the factor for this period only.

SKY PerfecTV / Newsletter Renewal

- Relaunched "e2Days" (formerly "CS Life e2") during December 2007
  - ① Send as a booklet separate from invoice
  - ② Transition to an easier-to-read one-day/ one-page format
  - ③ Major increase in number of programs featured (more than twice the former format)

* CLUB SKY PerfecTV! scheduled for relaunch in March (April Issue)



SKY PerfecTV! HIKARI - Highlights



SKY Perfect JSAT Corporation

<Highlights>

- End of December 2007
  54,000 in cumulative total contracts
- Expand "FLET'S" "SKY PerfecTV! HIKARI" joint installation/ follow-up call project presently under current exclusive trial with Bic Camera to eight other home electronics chains.
- Aggressive TVCM advertising promotions with NTT and insert ad tie-up with each branch location.
- Increase in detached home subscriptions during the third quarter, mainly in targeted expansion area. In December 2007, more than 2/3 of subscribers were detached home contracts.


(Contracts)
180
160
140
120
100
80
60
40
20
0
'05/3 6 9 12 '06/3 6 9 12 '07/3 6 9 12
Multi-channel subscriptions (multi-family housing)
Multi-channel subscriptions(Single Home)
Number of households receiving multi-family housing services


SKY Perfect JSAT Corporation

Please direct any inquiries regarding IR information to the division in charge.

SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department

TEL: +81-3-5571-1515
FAX: +81-3-5571-1790
E-Mail: ir@skyperfectjsat.co.jp


FILE No.
82-5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

February 20, 2008
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

Board Member Changes at OptiCast Inc. and OptiCast Marketing Inc.

SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces board memberl changes released today by SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President, Representative Director: Masao Nito), a wholly owned subsidiary, for OptiCast Inc., and OptiCast Marketing Inc., subsidiaries of SKY Perfect Communications.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect Communications Inc.

News Release


SKY Perfect JSAT
Group

February 20, 2008
SKY Perfect Communications Inc.

Personnel Changes at Subsidiaries

OptiCast Inc. (Head Office: Minato-ku, Tokyo; President and CEO: Tatsuro Saito) and OptiCast Marketing Inc. (Head Office: Minato-ku, Tokyo; President and CEO: Yoichi Ohe), subsidiaries of SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), announce that a Board of Directors meeting today made a decision on changes to the directors. Details are as follows.

OptiCast Inc., (As of February 20, 2008)

Name	New Post / Status	
Tetuya Okuuchi	Director	Newly Appointed

OptiCast Marketing Inc., (As of February 20, 2008)

Name	New Post / Status	Previous Post
Tetuya Okuuchi	Director	Executive assistant to president
Yasushi Izumi	Retirement	Director

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760


FILE No.
82-5113
SKY Perfect JSAT Corporation

SKY Perfect JSAT Corporation
News Release

February 28, 2008
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Multimedia Broadcast Service "ISDB-Tmm" for Mobile Terminals Field Testing to Start

Multimedia Broadcasting Planning LLC, an investee company of SKY Perfect Communications, Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito, "SKY Perfect"), has announced today that it will start emission of trial broadcasting signal from Tokyo Tower on March 5, 2008, beginning field testing of its "ISDB-Tmm" multimedia broadcast service for mobile terminals. SKY Perfect Communications Inc. is a wholly owned subsidiary of SKY Perfect JSAT Corporation (Minato-ku, Tokyo; Masao Nito, President and Representative Director).

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1590

SKY Perfect Communications Inc.

News Release


SKY Perfect JSAT
Group

February 28, 2008
SKY Perfect Communications, Inc.

Multimedia Broadcast Service "ISDB-Tmm" for Mobile Terminals Field Testing to Start

Multimedia Broadcasting Planning LLC ("MMBP") (Note 1), an investee of SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), will start emitting test radio waves from Tokyo Tower on March 5, 2008, beginning field testing of "ISDB-Tmm," an MMBP multimedia broadcast service for mobile terminals.

At present, MMBP is engaged in developing current one-segment technologies, investigating a multimedia broadcast service for mobile terminals that will offer high-quality, high-speed multimedia content (movies, music, sports, news, eBooks and a variety of other content) through a combination of download and streaming technologies. The proposed embodiment of this research is the ISDB-Tmm service(Note 2).

The trial announced today will involve emitting VHF band test radio waves originating from Tokyo Tower. The switchover of analog television broadcasting is scheduled in 2011, after which the VHF band is planed to allocate for mobile multimedia broadcasting. Actual field testing will allow the company to validate the service model using the required elemental technology and proposed method, as well as allow the company an opportunity to conduct public relations.

(Note 1)
Multimedia Broadcasting Planning LLC ("MMBP")
A planning company created in December 2006 by five Japanese companies (Fuji Television Network, Inc., ITOCHU Corporation, NTT DoCoMo, Inc., SKY Perfect Communications, Inc., and Nippon Broadcasting System, Inc.) for the purpose of surveying/ researching new mobile multimedia broadcast technologies and business models.

(Note 2)
ISDB-Tmm (so named as a new method using the ISDB-T method; "mm" stands for mobile multimedia)
A new multimedia broadcast method that builds on the ISDB-T international standard, which is common with terrestrial digital and one-segment. Coordinating with the ISDB-T Multimedia Forum, an industry group in which many companies participate, MMBP continues research and development, and has started negotiating with ARIB (Association of Radio Industries and Business) and other standards groups and individuals, working toward standardization.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760
e-mail: pr@skyperfectv.co.jp


FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

February 29, 2008
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

Personnel Changes at Subsidiaries

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") announces that SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director Masao Nito; "SKY Perfect TV") a wholly owned subsidiary, announced that at the meeting of an extraordinary general meeting of shareholders which was held today, decisions were made concerning board member changes at 5 subsidiaries. The details of the changes are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect Communications Inc.

News Release


SKY Perfect JSAT
Group

February 29, 2008
SKY Perfect Communications Inc.

Board Member changes at Subsidiaries

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director Masao Nito) announced that at the meeting of an extraordinary general meeting of shareholders which was held today, decisions were made concerning board member changes at 5 subsidiaries. The details of the decisions are as follows.

Change of auditor (as of February 29, 2008)

Pay Per View Japan, Inc (Head Office: Minato-ku, Tokyo; President and Representative Director Akira Tanaka)

Retiring auditor	Yoshinobu Oyama

Samurai TV. Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director Toshikuni Shimizu)

New auditor	Masaya Motohashi
Retiring auditor	Yoshinobu Oyama

SKY Perfect mobile Inc. ((Head Office: Minato-ku, Tokyo; President and Representative Director Jumpei Yokota)

New auditor	Masaya Motohashi
Retiring auditor	Yoshinobu Oyama

Multi Channel Entertainment Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director Aramaki Yasuhiko)

New auditor	Masaya Motohashi
Retiring auditor	Yoshinobu Oyama

eTEN Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director Masahito Atsumi)

New auditor	Hideyuki Hirato
Retiring auditor	Yoshinobu Oyama

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760
e-mail: pr@skyperfectv.co.jp

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

March 4, 2008
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Total Registrations and Individual Subscribers as of the end of February 2008

SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") is pleased to announce that SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a 100% owned subsidiary of SKY Perfect JSAT, today released attached news release regarding the number of total registrations and individual subscribers as of the end of February 2008.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1590

SKY Perfect Communications Inc.

News Release


SKY Perfect JSAT
Group

March 4, 2008
SKY Perfect Communications Inc.

Total Registrations and Individual Subscribers as of the end of February 2008

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of February 2008.

In order to improve customer convenience, our company has changed the policy for accepting requests for subscription cancellations to SKY PerfecTV ! and e2 by SKY PerfecTV ! as of February 13. In the past, cancellation required submission of a document (request for subscription cancellation). However now, customers can call to cancel their subscriptions. During the month of February when this new service is introduced, subscriptions of the customers whose service would have been terminated in March if attempted by submission of required documents would likewise be cancelled before the end of the month. As a result, the number of cancellation has temporarily increased by approximately 12,600 cases (11,000 for SKY PerfecTV ! and 1,600 for e2 by SKY PerfecTV !.) This is a once-off incident for the month of February only. Beginning with March, the number will reflect the result of each month's cancellations only.

For detailed information on this change of policy for accepting subscription cancellations, please refer to our notice, "Changes in the Cancellation Procedure of SKY PerfecTV ! and e2 by SKY PerfecTV ! Subscriptions" announced today.

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]	
New Subscribers	45,655	38,078	
Churn	51,880	46,999	Note)
Churn Rate*[3]	14.7%	15.3%	
Net Increase	-6,225	-8,921	
Cumulative Total	**4,235,255**	**3,677,081**	

※The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]	
New Subscribers	14,254	13,347	
Churn	43,242	41,644	Note)
Churn Rate*[3]	14.6%	16.3%	
Net Increase	-28,988	-28,297	
Cumulative Total	**3,521,919**	**3,042,331**	
e2 by SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]	
New Subscribers	27,307	20,988	
Churn	7,711	4,429	Note)
Churn Rate*[3]	15.7%	10.3%	
Net Increase	19,596	16,559	
Cumulative Total	**610,625**	**534,173**	
Cumulative Total of DTH Services	**4,132,544**	**3,576,504**	
Multichannel Broadcasting Service through SKY PerfecTV/HIKARI*[4]	Total Subscribers*[1]	Individual Subscribers*[2]	
New Subscribers	3,712	3,388	
Churn	566	565	
Churn Rate*[3]	11.7%	12.1%	
Net Increase	3,146	2,823	
Cumulative Total	**61,068**	**59,046**	
Other Wired Broadcasting Services*[5]	Total Subscribers*[1]	Individual Subscribers*[2]	
New Subscribers	382	355	
Churn	361	361	
Churn Rate*[3]	10.4%	10.4%	
Net Increase	21	-6	
Cumulative Total	**41,643**	**41,531**	
Cumulative Total of Wired Broadcasting Services	**102,711**	**100,577**	

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, and Ena-shi, Gifu, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of February 2008.

SKY PerfecTV! HIKARI	Properties that have approved service provision*[6]	Properties currently receiving service*[7]
Number of properties	811	1,906
Number of households*[8]	94,228	172,932

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

Note: The number of cancellations for this month is influenced by the change of policy for accepting cancellations. Please read the main text for more details.

---

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760
e-mail: pr@skyperfectv.co.jp

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

March 4, 2008
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Changes in the Cancellation Procedure of SKY PerfecTV! and e2 by SKY PerfecTV! Subscriptions

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a wholly-owned subsidiary of SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), announced changes in the cancellation procedure of subscriptions to SKY PerfecTV! and e2 by SKY PerfecTV! effective today as described in the attachment.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1590

SKY Perfect Communications Inc.

News Release


SKY Perfect JSAT Group

March 4, 2008

SKY Perfect Communications Inc.

Changes in the Cancellation Procedure of SKY PerfecTV ! and e2 by SKY PerfecTV ! Subscriptions

This is to notify you that SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito, "SKY Perfect"), now has a new policy for accepting requests for subscription cancellations for SKY PerfecTV! and e2 by SKY PerfecTV! as of February 13, 2008.

Details

In the past, cancellation of subscription to SKY Perfect services required submission of a written document (request for subscription cancellation). This was based on our decision that exchange of formal documents is a reasonable way to define initiation or termination of services. However, when subscribers called to request cancellation at month's end, exchange of the required documents could end up taking place in the following month. As a result, some subscribers were not able to terminate their service during the month they requested cancellation, resulting in termination of the service in the following month.

After conducting a general review of our subscribers' opinions received by the customer center, we have decided to accept cancellation of subscriptions to SKY PerfecTV! and e2 by SKY PerfecTV ! by telephone as of February 13. Our dedicated team, trained to respond to various questions from our customers, will accept calls while valuing direct communication with our customers.

During the month of February when this new service is introduced, subscriptions of the customers whose service would have been terminated in March if attempted by submission of documents would likewise be cancelled before the end of the month. As a result, the number of cancellation has temporarily increased by approximately 12,600 cases (11,000 for SKY PerfecTV ! and 1,600 for e2 by SKY PerfecTV !.) This is a once-off incident for the month of February only. Beginning with March, the number will reflect the result of each month's cancellations only.

SKY Perfect. is committed to preventing loss of subscriptions by listening to customer opinions sincerely and by promoting various measures to improve customer satisfaction.

Thank you very much for your continued support.

---

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760
e-mail: pr@skyperfectv.co.jp

SKY Perfect JSAT Corporation
News Release



March 5, 2008
SKY Perfect JSAT Corporation
Masao Nito
President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Notice regarding the New Directors of Space Communications Corporation

This it to notify you that SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo, President and Representative Director: Masao Nito, hereafter, SKY Perfect JSAT) made the following decision at the Board of Directors Meeting held today, regarding the candidates for new directors of Space Communications Corporation (Head Office: Shinagawa-ku, Tokyo, CEO : Masuyuki Annen, hereafter, Space Communications), which will become a wholly owned subsidiary as of March 31, 2008

Formal decision regarding this matter will be made at the General Meeting of Shareholders of Space Communications to be held on March 31, 2008 and the subsequent Board of Directors Meeting.

Board of Directors (candidate)

Name	Reappointment or new appointment as director	New Post	Present Post
Yutaka Nagai	New appointment	Representative Director	JSAT Board Director & Senior Managing Executive Officer
Yoichi Iizuka	New appointment	Director	JSAT Board Director & Senior Managing Executive Officer
Hideaki Kido	New appointment	Director	JSAT Managing Executive Officer
Osamu Kato	New appointment	Director	JSAT Managing Executive Officer CCO & CRO
Koki Koyama	New appointment	Director	JSAT Executive Officer

Corporate Auditor (candidate)

Name	Reappointment or new appointment as corporate auditor	New Post	Present Post
Masataka Hattori	New appointment	Corporate Auditor	JSAT Corporate Auditor
Shoichi Kameyama	New appointment	Corporate Auditor	SKY Perfect JSAT Corporate Auditor JSAT Corporate Auditor

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

March 5, 2008
SKY Perfect JSAT Corporation
Masao Nito
President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Revision of Business Forecasts (Non-Consolidated)

In light of recent business performance and other factors, SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) has revised its full-year non-consolidated business results forecasts for the fiscal year ending March 2008 (from April 1, 2007 to March 31, 2008) as follows:

1. Revision of full-year Business Forecasts for Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Revenues	Operating income	Ordinary income	Net income
Previous forecast (A)	5,200	3,600	3,500	3,500
Revised forecast (B)	7,900	6,300	6,200	6,200
Difference (B-A)	2,700	2,700	2,700	2,700
Change (%)	51.9%	75.0%	77.1%	77.1%
Business results for the fiscal year ended March 31, 2007	–	–	–	–

2. Reasons of the Revisions to the Non-Consolidated Business Results Forecasts

For the fiscal year projections of operating results, the previously forecast figures of 5.2 billion yen for revenue, 3.6 billion yen for operating income, 3.5 billion yen for ordinary income and 3.5 billion yen for net income will be revised to 7.9 billion yen, 6.3 billion yen, 6.2 billion yen, and 6.2 billion yen respectively, with the favorable progress of the business results of our consolidated subsidiaries during the current quarter

*1 SKY Perfect JSAT Corporation is a holding company, having the operational companies of JSAT Corporation and SKY Perfect Communication Inc. as its subsidiaries. Estimated consolidated business results for the current quarter remain the same as the forecasts announced on February 13, 2008.

*2 The business and other forecasts contained in this news release reflect management's decisions based on information available at the time of issue and therefore contain considerable uncertainties. Actual results could differ from forecasts due to changes in business conditions and other factors.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790


FILE No.
82—5113
SKY Perfect JSAT
Corporation

SKY Perfect JSAT Corporation
News Release

March 5, 2008
SKY Perfect JSAT Corporation
Masao Nito
President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Notice of Revision to the Dividend Forecast for the Fiscal Year ending March 2008

This is to notify you that SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo, President and Representative Director, Masao Nito, hereafter, SKY Perfect JSAT) has made the following revision to the dividend forecast for the fiscal year ending March 2008 announced on August 8, 2007.

Details

1. Details of the revision

	Dividend per share		
	Interim-end	Term-end	Annual
Previous Forecast (announced on 08/08/2007)	500.00 yen	500.00 yen	1,000.00 yen
Revised Forecast	—	1,000.00 yen	1,500.00 yen
Actual result of the current period	500.00 yen	—	—
(Reference) previous period	—	—	—

* The term-end dividend of 1,000 yen consists of ordinary dividend (700 yen) and 1st year commemorative dividend for SKY Perfect JSAT Corporation (300 yen).

2. Reason for the revision

Our company group considers comprehensive and long-term profit enhancement for shareholders as an important management objective. Continued and stable distribution of dividend is our fundamental principle, and to realize this objective, we are committed to establishing a solid management foundation while maintaining sound financial standing and enhancing internal reserves to prepare for proactive business development.

For the current quarter, our business results have been making a favorable progress as projected in business results for the 3rd quarter and the revised forecasts of the full-year consolidated business results announced on February 13, 2008. Further, we predict that Space Communications Corporation, which will become our subsidiary as announced on the same date, will make a positive and sustainable contribution to future consolidated business results.

In view of the above, we have decided to increase the term-end dividend per share for the current fiscal year by 200 yen as ordinary dividend from the previous forecast of 500 yen to 700 yen (increase of 200 yen). Further, as the 1st year commemorative dividend of SKY Perfect JSAT Corporation, 300 yen will be added to this amount, making the total dividend to be 1,000 yen. This will result in the annuity of 1,500 yen per share for the current period.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public & Investor Relations Department
TEL: 03-5571-1515　FAX: 03-5571-1790


FILE No.
82-5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

March 5, 2008

SKY Perfect JSAT Corporation
Masao Nito
President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Notice of Elimination of Treasury Stocks

This is to notify you that, pursuant to Article 178 of the Corporate Law, SKY Perfect JSAT Corporation has decided at the Board of Directors Meeting held today (March 5, 2008) to eliminate treasury stocks as follows, subject to the effectuation of the agreement for absorption-type demerger executed on February 13, 2008.

Details

1. Type of stocks to be eliminated　Common stocks

2. Number of stocks to be eliminated　250,000 stocks (6.76% of total issued stocks)

3. Planned date for elimination　April 30, 2008

(Note)

1. Estimated number of issued stocks after the elimination is 3,446,037 stocks.

2. Estimated number of treasury stocks after the elimination is 24, 791 stocks.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public & Investor Relations Department
TEL: 03-5571-1515　FAX: 03-5571-1790

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

March 6, 2008
SKY Perfect JSAT Corporation

Capital Increase and Business Development Plan of the OptiCast Group

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito "SKY Perfect"), a wholly-owned subsidiary of SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito "SKY Perfect JSAT") , has announced a capital increase and business development plan for OptiCast Inc. (Minato-ku, Tokyo; President and CEO: Tatsuro Saito) and OptiCast Marketing Inc. (Minato-ku, Tokyo; President and CEO: Yoichi Ohe), subsidiaries of SKY Perfect Communications Inc.

OptiCast Inc.
News Release


SKY Perfect JSAT
Group

March 6, 2008
SKY Perfect Communications Inc.
OptiCast Inc.
OptiCast Marketing Inc.

Capital Increase and Business Development Plan of the OptiCast Group

OptiCast Inc. (Minato-ku, Tokyo; President and CEO: Tatsuro Saito; "OptiCast") and OptiCast Marketing Inc. (Minato-ku, Tokyo; President and CEO: Yoichi Ohe, "OptiCast Marketing"), both subsidiaries of SKY Perfect Communications Inc. (Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect"), have decided on an increase in capital at the end of March.

Through capital increase and service expansion, OptiCast and OptiCast Marketing will continue their efforts to increase new subscribers in order to develop SKY PerfecTV! HIKARI, a multi-channel broadcasting service delivered via fiber-optic cable.

1. Background of the OptiCast Group capital increase

Through OptiCast Marketing, a joint marketing corporation established by OptiCast, NTT East Corporation ("NTT East") and NTT West Corporation ("NTT West") in December, 2005, OptiCast, a telecommunication-aided broadcasting (cablecast) corporation, sells SKY PerfecTV! HIKARI, which is a Radio Frequency multi-channel broadcasting service based on B FLET'S / FLET'S HIKARI Premium. Centering on large cities such as Tokyo, Nagoya, and Osaka, SKY PerfecTV! HIKARI has acquired approximately 60,000 subscribers as of the end of February, 2008.

In the context of broadband market expansion resulting from FTTH development and the complete digitalization of broadcasting, which is scheduled to complete in 2011, integration of broadcasting and communication is progressing with increasing speed, producing changes in the environment surrounding media. Preparing for future strengthening of inter-media competition, OptiCast and OptiCast Marketing are aiming at the further development of SKY PerfecTV! HIKARI, the core business employed in the multi-platform strategy of the SKY Perfect JSAT Group. By improving service through a capital increase by SKY Perfect and NTT East and West with the expansion of network broadband, the OptiCast Group will be able to strengthen its competitive power against increasingly powerful cablecast media.

2. Outline of the OptiCast Group capital increase

(1) Details of the OptiCast Group stock transfer

	OptiCast	OptiCast Marketing
Number of shares owned prior to the stock transfer	125,600 shares Ownership ratio: ▪ SKY Perfect (100.0%)	74,000 shares Ownership ratio: ▪OptiCast: 37,740 shares (51.0%) ▪NTT East: 25,160 shares (34.0%) ▪NTT West: 11,100 shares (15.0%)
Number of acquired shares	104,800 shares	151,561 shares
Number of shares owned after the stock transfer	230,400 shares Number of shares and ownership ratio: ▪SKY Perfect (100.0%)	225,561 shares Number of shares and ownership ratio: ▪OptiCast: 115,037 shares (51.0%) ▪NTT East: 90,404 shares (40.1%) ▪NTT West: 20,120 shares (8.9%)
Amount of capital (prior to the issuance of new stocks)	6.28 billion yen (Capital: 3.38 billion yen; Capital reserve: 2.90 billion yen)	3.70 billion yen (Capital: 1.86 billion yen; Capital reserve: 1.84 billion yen)
Amount of capital (after the issuance of new stocks)	11.52 billion yen (Capital: 6.00 billion yen; Capital reserve: 5.52 billion yen)	8.70 billion yen (Capital: 4.36 billion yen; Capital reserve: 4.34 billion yen)

Note 1: Stock ownership ratio is rounded off to one decimal place.

Note 2: Capital and capital reserve are rounded off to one decimal place.

(2) Future proceedings

OptiCast plans to issue new shares on March 25, 2008, which are to be taken up by SKY Perfect. OptiCast Marketing plans to issue new shares on March 25, 2008, which are to be taken up by OptiCast, NTT East and NTT West.

3. Expansion of broadband network and improvement of the commercial menu

With the aim of strengthening the commercial potential of SKY PerfecTV! HIKARI, the existing network transmission band ($70MH_Z$ – $770MH_Z$) will be expanded in order to increase transmission capacity. This expansion of the network transmission band, the first wide-scale attempt in Japan, is scheduled to be sequentially implemented from the Tokyo metropolitan area, starting in June, 2008. This will enable the service to transmit all 12 existing BS digital broadcasting channels and the new BS digital broadcasting channels, which are to be established with the reorganization of frequency in July, 2011 or later, via the BS pass through* method, alleviating the need for up-converter. This will also enable the service to cope with the start of high definition broadcast of 50 SKY PerfecTV! channels in the autumn of 2009.

4. Future plans

With an increase in stable capital and cooperation with NTT East and West, OptiCast and OptiCast Marketing will actively promote the expansion of commercial potential and service subscription, and accelerate further development of optical multi-channel broadcasting service via optical fiber.

*BS pass through transmission is a method of delivering the received broadcast signals to the CATV system by the same signal method and in the same frequency range or through frequency conversion. With the use of the terrestrial digital broadcasting-compatible tuner, users will be able to view broadcasts as they are.

OptiCast Group profile (as of March 6, 2008)

1. OptiCast profile

(1) Company Name: OptiCast Inc.

(2) President and CEO: Tatsuro Saito

(3) Address: 1-14-14, Akasaka,Minato-ku, Tokyo

(4) Date Established: June 2, 2003

(5) Main business: optical fiber-based video delivery business

(6) Capital: 3.38 billion

(7) Major Shareholders: SKY Perfect Communications Inc.,(100%)

2. OptiCast Marketing profile

(1) Company Name: OptiCast Marketing Inc.

(2) President and CEO: Yoichi Ohe

(3) Address: 1-14-14, Akasaka, Minato-ku, Tokyo

(4) Date Established: December 19, 2005

(5) Main business: acquisition of subscribers for the optical fiber-based video delivery service

(6) Capital: 1.86 billion

(7) Major Shareholders: OptiCast Inc., (51%), NTT East Corporation (34%), NTT West Corporation (15%)

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

March 6, 2008
SKY Perfect JSAT Corporation

Expansion of Content Delivery Service via Windows Media Center of Windows Vista[R]

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito "SKY Perfect"), a wholly-owned subsidiary of SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito "SKY Perfect JSAT"), has announced it will expand content delivery service for the Windows Media Center, installed in Windows Vista[R]. The details are attached.

SKY Perfect Communications Inc.
News Release


SKY Perfect JSAT
Group

March 6, 2008
SKY Perfect Communications Inc.

Expansion of Content Delivery Service via Windows Media Center of Windows Vista[R]

From March 7, 2008, SKY Perfect Communications Inc. (Minato-ku, Tokyo, President and Representative Director: Masao Nito, "SKY Perfect") will expand content delivery service for the Windows Media Center, installed in Windows VistaR produced by Microsoft Co., Ltd.(Shibuya-ku, Tokyo; President and CEO: Darren Huston), and will start online delivery of a variety of programs which are broadcasted by SKY Perfect.

Through SKY PerfecTV! J-League, a media online*-based channel which has been available through the Windows Media Center since June 27, 2007, SKY Perfect has been delivering J-League related videos, flash reports, and news. SKY Perfect has decided to expand this service to deliver full or digest versions of the programs broadcast by SKY Perfect (e.g. movies, sports, news/ documentaries, entertainment/ variety shows, animations, drama, music, interest/ amusement/ language lessons) and promotional videos for free.

Through the delivery of various video content via the Windows Media Center, SKY Perfect will continue its efforts to promote its broadcasting services such as SKY PerfecTV!, e2 by SKY PerfecTV!, and SKY PerfecTV! HIKARI. Their IP-based content delivery service is also scheduled for improvement.

* Media online is a function of Windows Media Center attached to Windows Vista Home Premium and Windows Vista Ultimate. Media online allows users to view any content online with remote control.

(References)

Outline of the media online-based content delivery service

■ Launch of service: March 7, 2008 (Fri.)

■ Name of the service: SKY PerfecTV!

With this renewal, the category of the service presented in the media online will change from "Sports & News" to "TV/ Movies."

■ Content

Full or digest versions of popular programs broadcast on various channels by SKY Perfect (e.g. movies, sports, news/ documentaries, entertainment/ variety shows, animations, drama, music, interest/ amusement/ language lessons) and promotional videos will be delivered. Broadcasting schedules and SKY PerfecTV subscription guidance will also be delivered.

■ Service image

< Content list screen (when "Drama" is chosen)>


SKY PerfecTV!
スポーツ
アニメ
エンタメ・バラエティ
ドラマ
ニュース・ドキュメンタリー
Jリーグ

<Content replay screen>


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FILE No.
82-5113

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

March 12, 2008
SKY Perfect JSAT Corporation

Fee-Based Content Broadcast Service for Mobile Phones

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito "SKY Perfect"), a wholly-owned subsidiary of SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito "SKY Perfect JSAT"), announced today the launch of a fee-based content broadcast service of SKY PerfecTV! Channels as discussed below, offered for NTT DoCoMo Inc. (Chiyoda-ku, Tokyo; President: Masao Nakamura) mobile phones.

SKY Perfect Communications Inc.

News Release


SKY Perfect JSAT
Corporation

March 12, 2008
SKY Perfect Communications Inc.

Fee-Based Content Broadcast Services for Mobile Phones

Introducing "SKY PerfecTV! ■"

SKY Perfect Communications Inc. (Minato-ku, Tokyo; Masao Nito, President and Representative Director; "SKY Perfect") will begin offering fee-based content broadcast service "SKY PerfecTV! ■" (SKY PerfecTV! Mobile), providing SKY PerfecTV! Channel content for NTT DoCoMo Inc.(Chiyoda-ku, Tokyo; Masao Nakamura, President; "NTT DoCoMo") mobile phones on April 21, 2008.

"SKY PerfecTV! ■ " will provide (1) SKY PerfecTV! broadcast channels, (2) VOD (Video-on-Demand), and (3) promotional content through the official NTT DoCoMo i-mode® menu. Initially the service will offer J-League and other fee-based content, gradually expanding the types of programming offered. SKY PerfecTV! broadcast programming and VOD content will be offered to subscribers who pay a monthly fee, while promotional content will be available to individuals who have registered for the free service.

Offering fee-based SKY PerfecTV! broadcast programming and VOD content is a new initiative at SKY Perfect, which has already launched a "SKY PerfecTV! Official Mobile Site" and the "SKY PerfecTV! Channel" within the NTT DoCoMo "Music&Video Channel™." SKY Perfect will continue to work toward a more personal SKY PerfecTV!, announced as part of the SKY Perfect JSAT Corporation Group mid-range management plan.

(Reference)

Overview of "SKY PerfecTV! ■"

■Service Launch: April 21, 2008

■Service Name: "SKY PerfecTV! ■"

■Alternate Service Name: SKY PerfecTV! Mobile

■Compatible Phones: FOMA®905i/904i/903i/902i/901i/900i/705i/704i/703i/702i/701i/700i Series

■Registered Category: Located in NTT DoCoMo i-mode® official menu under "Video/ Video Clips"

■Viewing the Service:

Fee-paying subscribers (¥315/ ¥525/ ¥1,050/ month) pay with points given according to monthly usage fees, enjoying one month's worth of fee-based content. Individuals registering for the free membership are able to view promotional content for free.

A special application from the "SKY PerfecTV! ■" website must be downloaded and installed to a mobile phone before content can be viewed.


スカパー-JSAT

Making Space Communications Corporation (SCC) a wholly owned subsidiary

March 12, 2008

SKY Perfect JSAT Corporation (9412)

Contents

Making SCC a wholly owned subsidiary

On March 31, 2008 making SCC a wholly owned subsidiary


SKY Perfect JSAT
Corporation

SKY Perfect JSAT group

SKY Perfect JSAT

JSAT

SKY Perfect

+

SCC

New SKY Perfect JSAT group

SKY Perfect JSAT

SCC

JSAT

SKY Perfect

Becoming a leader in the multiple pay channel business in Japan driven by the major pillars of broadcasting and telecommunication

SCC Profile



■ Date established: March 1985



■ Major business description:
Satellite communications service, Entrusted satellite communications service (11th largest satellite communications service provider in the world)



■ Revenues and Ordinary Income for the year ending March 2007:
¥17.6 billion, ¥3 billion



■ Capital: ¥20 billion (Total Equity ¥25.9 billion (End of March, 2007))

→After the acquisition, the total equity of the group will be: ¥198 billion



■ Number of employees: 174 (End of December, 2007)

Provide stable profit



Revenues
(Unit: Millions of Yen)
JSAT
SCC
50,000
25,000
43,952
17,985
38,770
17,610
56,000
FY2005
FY2006
FY2007
(Image of simple sum)
Ordinary Income
(Unit: Millions of Yen)
JSAT
SCC
12,000
10,000
8,000
6,000
4,000
2,000
0
7,512
1,121
2,309
2,389
10,607
3,003
JCSAT-1B defect and review of useful life span
FY2004
FY2005
FY2006

Corporate Value of SCC

SKY Perfect JSAT Corporation

Corporate value at the merger: Approx. ¥54.5 billion
(Purchase price: ¥28 billion + Net Debt ¥26.5 billion)

(1) SCC EBITDA changes


15,000
10,000
5,000
0
(Unit: Millions of Yen)
FY2005
FY2006
FY2007(Forecast)

(2) EV/EBITDA (FY2006) M&A of satellite communications service providers around the world

Period	March '08	Jan. '07	Dec. '06	Dec. '06	Aug. '05
Bought out Company	SCC	Intelsat	Telesat	New Skies	PanAmSat
Acquiring Company	SKY Perfect JSAT	BC Partners	Loral/PSP	SES	Intelsat
Transaction Amount	$0.27 billion	$16.4 billion	$3 billion	$1.4 billion	$6.4 billion
EV/EBITDA	5.5	9.8	13.2	9.8	9.9

Synergy

1. Promote incremental and continuous operating effectiveness to strengthen the competitive edge (Expand service menus)

2. Improve service and strengthen sales in niche satellite-superior areas; such as "digital-divides", governments, mobiles, etc.

3. Maximize stable profit and cash flow

Synergy 1
–Further Enhancement of the Satellite Business


SKY Perfect JSAT Corporation

Worldwide Communications Satellite Operators (Source: SPACE NEWS)

(FY 2006)

(USD in millions)

No.	Satellite Operator	Sales
1	Intelsat	2,100
2	SES	1,900
3	Eutelsat	1,050
4	Telesat Canada	411
5	JSAT	326
6	Star One SA	196
:		
8	Loral Skynet	164
:		
11	SCC	151

2007 Autumn: Telesat Canada + Loral Skynet → Telesat + Loral

2008 Spring: JSAT + SCC → JSAT + SCC

(After the transaction (Sum of the companies))

(USD in millions)

No.	Satellite Operator	Sales
1	Intelsat	2,100
2	SES	1,900
3	Eutelsat	1,050
4	Telesat + Loral	575
5	JSAT + SCC	477
6	Star One SA	196
:		

- NO.1 satellite operator in the Asia-Pacific region,TOP5 in the world.
- *Enhanced bargaining power towards satellite manufacturers, rocket companies and* insurance companies
- New opportunities for joint projects with other top satellite operators (Examples of joint projects: Horizons satellite in the North America with Intelsat, Joint satellite in the Indian Ocean)

□ JSAT acquires two satellites in USA to respond to the expanding international satellite communications market.

Synergy 1
–Further Enhancement of the Satellite Business


SKY Perfect JSAT Corporation

Detail of Revenues by Sector (FY2007 Forecast)


SKY Perfect JSAT
6%
15%
79%
Satellite broadcasting
Satellite communications
Cable broadcasting
121 billion
Ratio of private corporations such as NTT Group and international telecommunication service providers is high.
SCC
21%
79%
Satellite broadcasting
Satellite communications
Cable broadcasting
17 billion
Ratio of governmental and other public service companies is high.
Simple Sum
SKY Perfect JSAT + SCC
5%
23%
72%
Satellite broadcasting
Satellite communications
Cable broadcasting
138 billion
FY2008, Operating Revenue will exceed 140 billion

- ◆Enhancing customer base for long-term and stable satellite communications
- ◆Becoming the only company that provides satellite communications in Japan

Synergy 1
- Building the Leading Company in the Japanese Satellite Business


SKY Perfect JSAT Corporation

Merits of integration		Business areas expected to expand
■ Combining the business capabilities of JSAT + SCC		Business for governmental and other public offices/ public-service companies (Business-related disaster prevention and national land security, etc.) Marine business/ digital divide prevention (Areas without broadband and cable services for marine vessels, etc.) Global Business (Business cooperation with satellite service providers in the U.S., Europe, and Asia)
■ Mutual complementing and Expansion of services		Service proposals combining various frequency
■ Utilization of satellite Operation know-how		Business expansion including a consulting business for both domestic and overseas service providers, and entrusted operation of research satellites by utilizing the know-how of satellite operation and control that both domestic and overseas companies have accumulated.

Synergy 2
-Enhancing Efficiency and Service Improvement through Horizontal Integration


SKY Perfect JSAT Corporation

Vertical integration
JSAT ＋ SKY Perfect

Increasing subscribers
Promoting HD channels

Horizontal integration
JSAT ＋ SCC ＋ SKY Perfect

Seeking cost reduction and promotion of business efficiency

Synergy 2
-Efficiencies through Horizontal Integration and Improve Services


SKY Perfect JSAT Corporation

2009/3 | 2010/3 | 2011/3 | 2014/3

1. Short Term (～2009/3)

Operational efficiencies, including staff streamlining and effective assignments throughout the group

2. Mid Term (～2011/3)

- Consolidation of and greater efficiency in satellite control functions
- Consolidation of and greater efficiency in services(equipments / operations)

  Satellite control centers 4 →2

3. Long term (2012/3 ～)

- Optimization of satellite fleet

  Seek efficiency of capital investment

→If all the above-listed conditions are achieved, it is possible to achieve a greater effect on profit than SCC’s current ordinary income.

Synergy 3
-Enhanced Cash Flow Generation


SKY Perfect JSAT Corporation

Sales (FY2007 E)

(JPY in billion)

	SKY Perfect JSAT Group	SCC	New SKY Perfect JSAT Group (Sum of the companies)
Sales	121	17	138

Operating Income / EBITDA (FY2007 E)

(JPY in billion)

	SKY Perfect JSAT Group	SCC	New SKY Perfect JSAT Group (Sum of the companies)
Operating Income	10	3	13
EBITDA	27	10	38

Invest aggressively in multi-channel pay TV business to realize the growth potential leveraging the stable profit / cash flows from the satellite business

- Acquisition of new subscribers
- Investment in HD transition, promotion・・・・

・Forecasts regarding SCC are not forecasts announced by SCC but the figures assumed by SKY Perfect JSAT, considering SCC's business results of FY2006

Satellite Fleet Status after the Acquisition


SKY Perfect JSAT Corporation

Beginning of 2009, Intelsat-15 will be Launched

Horizons-2 (74° W)

Horizons-1 (127° W)

Successful launch on December 22, 2007

Superbird B2 (162° E)

36,000km

JCSAT-2A (154° E)

N-SAT-110 (110° E)

Joint Satellite between JSAT and SCC

JCSAT-R (Backup)

Superbird C (144° E)

JCSAT-5A (132° E)

Superbird A (158° E)

JCSAT-1B (150° E)

JCSAT-4A (124° E)

JCSAT-3A (128° E)

2011, BS/CS Hybrid (Backup) Satellite will be launched

Summer 2009, JCSAT-12 (Backup) will be launched

Summer 2008, Superbird C2 will be launched

Mainly for Broadcasting

For Communication

New Directors of Space Communications Corporation


SKY Perfect JSAT Corporation

New Post	Name	Present Post
Representative Director	Yutaka Nagai	JSAT Board Director & Senior Managing Executive Officer
Director	Yoichi Ilzuka	JSAT Board Director & Senior Managing Executive Officer
Director	Hideaki Kido	JSAT Managing Executive Officer
Director	Osamu Kato	JSAT Managing Executive Officer CCO & CRO
Director	Koki Koyama	JSAT Executive Officer
Corporate Auditor	Masataka Hattori	JSAT Corporate Auditor
Corporate Auditor	Shoichi Kameyama	SKY Perfect JSAT Corporate Auditor JSAT Corporate Auditor

* Formal decision regarding this matter will be made at the General Meeting of Shareholders of SCC to be held on March 31, 2008 and the subsequent Board of Directors Meeting.

Return to Shareholders

Our Policy of Return to Shareholders

SKY Perfect JSAT Corporation

SKY Perfect JSAT Group makes efforts to

- establish stable management bases,
- maintain sound financial characteristics, and
- fulfill retained earnings to prepare for aggressive business expansion,

and set

stable dividends

as a basic policy.



Revision of the Dividend Forecast


SKY Perfect JSAT
Corporation

SKY Perfect JSAT Group is scheduled to

Distribute 1,500 yen / share as an annual dividend.
* Including 300 yen as the commemorative dividend

- **Dividend in March, 2008: Interim Dividend ¥500/share**
  Annual Dividend (total) ¥1,500/share
- **Dividend yield: 4.1%**
  (Calculated by ¥36,600, share price on March 10, 2008)
- **Basic ordinary dividend in the next year is ¥1,200/share.**

Elimination of Treasury Stocks


SKY Perfect JSAT Corporation

SKY Perfect JSAT Group is scheduled to

eliminate 250,000 shares of treasury stock
on April 30, 2008.
(6.76% of total issued stocks)

- ✓ **Estimated number of issued stocks after the elimination**

  3,696,037 → 3,446,037 shares

- ✓ **Estimated number of treasury stocks after the elimination**

  274,791 → 24,791 shares

→Agile capital strategies will be discussed continually.

Summary


SKY Perfect JSAT Corporation

April 2, 2007 Establishment of SKY Perfect JSAT Corporation

Company characteristics and strengths

(1) Established leading position in the satellite communications business – Inclusion of SCC as subsidiary.

(2) The largest number of channels and subscribers in the broadcasting business in Japan

(3) Sound financial positions and ability to generate cash flow

From now

(1) Expand stable profits by establishing dominant position in the satellite communication business

(2) Accumulate profits by the acquisition of new customers through the promotion of HDTV in the broadcasting business

(3) Positive attitude on return to shareholders


SKY Perfect JSAT Corporation

Statements about the SKY Perfect JSAT Group's forecasts, strategies, management policies and objectives contained in this presentation that are not based on historical facts constitute forward-looking statements. These statements are strictly based on management's assumptions, plans, expectations and judgments in light of information currently available. These forward-looking statements, facts, and assumptions, are subject to a variety of risks and uncertainties. Therefore, actual results may differ materially from forecasts. The primary risks and uncertainties currently assumed by the SKY Perfect JSAT Group include, but are not limited to, the following:

Please direct any inquiries regarding IR information to the division in charge.

SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department

TEL: +81-3-5571-1515
FAX: +81-3-5571-1790
E-Mail: ir@skyperfectjsat.co.jp

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

March 19, 2008
SKY Perfect JSAT Corporation

Concessions for Victims of a Low-Pressure System in Toyama Prefecture in Relation to March Billing Amounts

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect"), a wholly owned subsidiary, today announced that they have decided to offer concessions to subscribers living in a municipality in Toyama Prefecture where the Disaster Relief Act has been applied in the wake of damage caused by a low-pressure system.

SKY Perfect Communications Inc.

News Release


SKY Perfect JSAT
Group

March 19, 2008
Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

Concessions for Victims of a Low-Pressure System in Toyama Prefecture in Relation to March Billing Amounts

The 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) have decided to offer concessions to subscribers living in municipality in Toyama Prefecture where the Disaster Relief Act has been applied in the wake of damage caused by a low-pressure system. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "e2 by SKY PerfecTV!" in the area would be exempt from paying their March bill (monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the low-pressure system.

1. Applicable areas
   Shimoniikawa-gun, nyuuzen-machi, Toyama Prefecture

2. Breakdown of the applicable fees
   Monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide.
   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries
   TEL: 0120-085-550 (10:00 to 20:00, 365 days a year)

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

March 27, 2008
SKY Perfect JSAT Corporation

Official Website for e2 by SKY PerfecTV! to Go Online on acTVila

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a wholly-owned subsidiary of SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), has announced that its official website for e2 by SKY PerfecTV! supporting acTVila, a new network service, operated by Actvila Corporation will go online.

SKY Perfect Communications Inc.
News Release

March 27, 2008
SKY Perfect Communications Inc.

Official Website for e2 by SKY PerfecTV!
to Go Online on acTVila

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that its official website for e2 by SKY PerfecTV! supporting acTVila, a new network service, operated by Actvila Corporation (Head Office : Minato-ku, Tokyo; CEO & President: Seiichi Ono) will go online on March 28th, 2008.

The official website for e2 by SKY PerfecTV! provides clear, detailed and up-to-date information to visitors about Recommended Programs, popular programs offered each month by SKY PerfecTV!, and information about attractive SKY PerfecTV! deals, including its 16-Day Free Trial, various Campaigns, Package Plans, How to Sign-up, etc. (Information can be viewed without charge.) This website focuses on actively attracting e2 by SKY PerfecTV! and acTVila users with the full appeal of e2 by SKY PerfecTV!

SKY Perfect regularly introduces information on its broadcasting services and how to sign up through its official and mobile websites. We will open a new official website on acTVila, a digital TV service, to provide a new way for users to view information on their TV screens. SKY Perfect will continue expanding access to SKY Perfect programs through the Internet and mobile phones.

(References)

Summary of the official website for e2 by SKY PerfecTV! on acTVila

- Start of the service: Friday, March 28th, 2008
- Name of the service: e2 by SKY PerfecTV!
- Contents: Program recommendations, 16-Day Free Trial, various Campaigns, List of Package Plans, Sign-up Procedures, etc.
- Enrollment category

  List of Official Websites on the Top page of acTVila → Service Menu → TV/ Program Information
  Information can be viewed without charge.

- Service image

<Top page of e2 by SKY PerfecTV! official website>


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SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

March 28, 2008
SKY Perfect JSAT Corporation

"SKY PerfecTV! HIKARI" Service Area Expansion to Detached Homes in Nagoya Areas Serviced by NTT West Corporation

OptiCast Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Tatsuro Saitoh; "OptiCast"), a wholly owned indirect subsidiary of SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") today announced that OptiCast will expand the service area for the SKY PerfecTV! HIKARI multichannel broadcasting service that operates over radio frequency (RF) format within the NTT West Corporation, along with the completion of registration for the alteration of its broadcasting business through the introduction of cable service in accordance with the Law Concerning Broadcast on Telecommunications Services to the Ministry of Internal Affairs and Communications.

OptiCast Inc.
News Release


SKY Perfect JSAT
Corporation

March 28, 2008
SKY Perfect Communications Inc.

"SKY PerfecTV! HIKARI" Service Area Expansion to Detached Homes in Nagoya Areas Serviced by NTT West Corporation

OptiCast Inc. (Head Office: Minato-ku, Tokyo; President and CEO: Tatsuro Saitoh), a wholly owned subsidiary of SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect"), announces a service area expansion for SKY PerfecTV! HIKARI, a multiple channel broadcasting service via Radio Frequency (RF) system in areas serviced by NTT West Corporation, along with the completion of registration for the alteration of its broadcasting business through the introduction of cable service in accordance with the Law Concerning Broadcast on Telecommunications Services to the Ministry of Internal Affairs and Communications as noted below. This service has already been implemented for apartment buildings in the areas listed below and will start for detached homes from now.

- Areas scheduled to start service on April 1, 2008

Nagoya City, Aichi Prefecture

Atsuta-ku, Showa-ku, Nakagawa-ku, Naka-ku, Mizuho-ku, Midori-ku,
a part of Minami-ku

A part of Toyoake City, Aichi Prefecture

*SKY PerfecTV! HIKRARI service offers approximately 300 TV channels including terrestrial digital broadcasting, BS digital broadcasting, and SKY PerfecTV! via fiber optics.

*In order to subscribe to SKY PerfecTV! HIKARI Home Type (for detached home), subscription to FLET'S HIKARI Premium Family Type provided NTT West Corporation is required.

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

March 31, 2008
SKY Perfect JSAT Corporation

Notice of Formal Decisions on Board Member Changes at Subsidiaries

Space Communications Corporation (Head Office: Shinagawa-ku, Tokyo, CEO : Yutaka Nagai), a wholly-owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Minato-ku, Tokyo; President and Representative Director: Masao Nito), announce board member changes released today.

The details of the changes are attached.

Space Communications Corporation
News Release


SKY Perfect JSAT
Corporation

March 31, 2008
Space Communications Corporation

Notice regarding the Formal Decisions on Personnel Appointments

Space Communications Corporation (Head Office: Shinagawa-ku, Tokyo, President & CEO : Yutaka Nagai; "SCC")announces that the Extraordinary General Shareholders Meeting held today has made formal appointments of Board of Directors and Corporate Auditors. SCC also announced that a meeting of the Board of Directors held after the Extraordinary General Shareholders Meeting appointed its representative director as follows.
SCC also announced that following Board of Directors and Corporate Auditors resigned at the Extraordinary General Shareholders Meeting.

Board of Directors (New appointment)

Name	Reappointment or new appointment as director	New Post	Present Post
Yutaka Nagai	New appointment	Representative Director, President & Chief Executive Officer	Board Director & Senior Managing Executive Officer, JSAT Corporation ("JSAT")
Yoichi Iizuka	New appointment	Board Director, Chief Operating Officer & Chief Financial Officer, Corporate Staff Group	Board Director & Senior Managing Executive Officer, JSAT
Hideaki Kido	New appointment	Board Director, Chief Operating Officer, Marketing & Business Development Group	Managing Executive Officer, JSAT
Osamu Kato	New appointment	Board Director	Managing Executive Officer CCO & CRO, JSAT
Koki Koyama	New appointment	Board Director, Senior Deputy Chief Operating Officer, Corporate Staff Group	Executive Officer, JSAT

Board of Directors (Resigned)

Name	Present Post
Masuyuki Annen	Chief Executive Officer & Chief Operating Officer
Masao Kawachi	Senior Executive Vice President, Chief Operating Officer, Satellite & Network Operations Group
Masanori Ito	Director, Chief Financial Officer, Corporate Staff Group
Hajime Katsumura	Director
Osamu Komiya	Director
Noboru Kurihara	Director
Nobuo Toda	Director

Corporate Auditor (New appointment)

Name	Reappointment or new appointment as corporate auditor	New Post	Present Post
Masataka Hattori	New appointment	Corporate Auditor	JSAT Corporate Auditor
Shoichi Kameyama	New appointment	Corporate Auditor	SKY Perfect JSAT Corporate Auditor JSAT Corporate Auditor

Corporate Auditor (Resigned)

Masasuke Naito	Corporate Auditor
Toshiro Toyoizumi	Corporate Auditor
Fudeji Hama	Corporate Auditor

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

March 31, 2008
SKY Perfect JSAT Corporation

Organizational Reforms and Personnel Appointments at JSAT

JSAT Corporation (Head Office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki), a wholly-owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Minato-ku, Tokyo; President and Representative Director: Masao Nito), announce organizational reforms and personnel appointments involving directors today.

The details of the changes are attached.

JSAT Corporation
News Release


SKY Perfect JSAT
Group

JSAT Announces Organizational Reforms and Personnel Appointments

JSAT Corporation (Head Office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki,"JSAT") today announced that it will implement the following organizational reforms and personnel appointments

1. Organizational Reforms as of April 1, 2008

♦The Business Development Division will be dissolved.

♦The Information System Division will be newly established in the Corporate Coordination Group.

2. Personnel Appointments

(As of March 31, 2008)

Name	New Status	Previous Post
Yutaka Nagai	Director, JSAT & President & Chief Executive Officer, Space Communications Corporation ("SCC")	Board Director & Senior Managing Executive Officer, JSAT
Yoichi Iizuka	Board Director, JSAT; Senior Managing Executive Officer & Board Director, SCC	Board Director & Senior Managing Executive Officer, JSAT
Hideaki Kido	Managing Executive Officer, JSAT & Board Director, SCC	Managing Executive Officer, JSAT
Osamu Kato	Managing Executive Officer, JSAT; General Manager, Corporate Administration Div., SKY Perfect JSAT & Board Director, SCC	Managing Executive Officer, JSAT & General Manager, Corporate Administration Div., SKY Perfect JSAT
Koki Koyama	Executive Officer, JSAT & General Manager of Corporate Planning and Strategy Div., SKY Perfect JSAT & Board Director, SCC	Executive Officer & General Manager, Corporate Planning and Strategy Div., SKY Perfect JSAT
Masataka Hattori	Corporate Auditor, JSAT & Corporate Auditor, SCC	Corporate Auditor, JSAT
Shoichi Kameyama	Corporate Auditor, JSAT; Corporate Auditor, SKY Perfect JSAT & Corporate Auditor, SCC	Corporate Auditor, JSAT & Corporate Auditor, SKY Perfect JSAT

(As of April 1, 2008)

Name	New Status	Previous Post
Yuichiro Nishio	Executive Officer, Engineering & Operations Group, JSAT	Executive Officer, Engineering Group, JSAT
Koichi Sasahara	SCC	Assistant General Manager, Operations Group, JSAT
Eiji Satoh	Assistant General Manager, Operations Group, JSAT	Chief Engineer, Operations Group, JSAT
Naomi Hiraoka	SCC	Deputy General Manager, Operations Group, JSAT
Itaru Kotegawa	SCC	General Manager, Business Development Div., JSAT
Hiroshi Kajihara	General Manager, Finance and Accounting Div., JSAT & General Manager, Finance Dept., SKY Perfect JSAT & SCC	General Manager, Finance and Accounting Div., JSAT & General Manager, Finance Dept., SKY Perfect JSAT
Ryuichi Inada	General Manager, Information System Div., JSAT & SCC	Deputy General Manager, General Affairs Div., JSAT
Koichi Matsutani	General Manager, Planning & Strategic Business Div., JSAT & SCC	General Manager, Planning & Strategic Business Div., JSAT
Kenji Inamura	General Manager, Spectrum Management Div., JSAT & SCC	General Manager, Spectrum Management Div., JSAT
Eiichi Hosokawa	General Manager, Personnel Affairs Div., JSAT & SCC	General Manager, Personnel Affairs Div., JSAT
Hiromi Komatsu	General Manager, Communications Systems Engineering Div., & Research & Development Div., JSAT	General Manager, Communications Systems Engineering Div., JSAT

Organization

(as of Apr 1, 2008)


General Meeting of Shareholders
Auditors
Board of Directors
President & CEO
Management Committee
Market Development Group
Planning & Strategic Business Division
Broadcast Business Division
Business Solution Division
Government Sectors Marketing Division
Mobile Network Division
Global Business Development Division
JSAT Corporation Hong Kong Branch
Operations Group
Satellite Operations Division
Network Operations Division
YSCC Administration & Ground Systems Division
Engineering Group
Satellite Planning and Engineering Division
Spectrum Management Division
Communications Systems Engineering Division
Broadcasting Systems Engineering Division
Solutions Engineering Division
Research and Development Division
Corporate Planning & Communications Group
Corporate Planning Division
Personnel Affairs Division
Legal & Credit Division
Purchase Administration Division
Corporate Coordination Group
Finance & Accounting Division
Corporate Communications Division
General Affairs Division
Information System Division
Internal Auditing Division

Osaka Branch Office
JSAT International Inc. (U.S.A.) (Wholly Owned)
Satellite Network, Inc (Ownership: 92%)

SKY Perfect JSAT Corporation
News Release


SKY Perfect JSAT
Corporation

March 31, 2008
SKY Perfect JSAT Corporation

Personnel Changes at SKY Perfect

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), its wholly owned subsidiary, today announced personnel changes. Details of the changes are attached.

SKY Perfect Communications Inc.

News Release


SKY Perfect JSAT
Group

March 31, 2008
SKY Perfect Communications Inc.

SKY Perfect Announces Personnel Change

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) today announced the following personnel changes.

(As of April 1, 2008)

Name	New Post
Suguru Takeuchi	General Manager, Finance & Accounting Dept.

BRIEF DESCRIPTION OF EXTRAORDINARY REPORT

The Extraordinary Report prepared in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on June 17, 2008 through EDINET (Electronic Disclosure for Investors' Network).

BRIEF DESCRIPTION OF ANNUAL SECURITIES REPORT

The Annual Securities Report for the 1st fiscal year (April 2, 2007 through March 31, 2008) prepared in accordance with Paragraph 1 of Article 24 of the Financial Instruments and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on June 27, 2008 through EDINET (Electronic Disclosure for Investors' Network).

BRIEF DESCRIPTION OF QUARTERLY SECURITIES REPORT

The Quarterly Securities Report prepared in accordance with Paragraph 1 of Article 24-4-7 of the Financial Instruments and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on August 14, 2008 through EDINET (Electronic Disclosure for Investors' Network).


END